Exhibit 99.2

Execution Version

AGREEMENT AND PLAN OF MERGER

by and among

Fuling ParentCo Inc.

Fuling MergerCo Inc.

and

Fuling Global Inc.

dated as of

September 1, 2020

i

ii

Exhibit A – Plan of Merger

Schedule A – Disclosure Schedule

iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (hereinafter referred to as this “Agreement”), dated September 1, 2020, is by and among Fuling ParentCo Inc., an exempted company incorporated with limited liability under the Laws of the Cayman Islands (“Parent”), Fuling MergerCo Inc., an exempted company incorporated with limited liability under the Laws of the Cayman Islands and a wholly owned Subsidiary of Parent (“Merger Sub”), and Fuling Global Inc., an exempted company incorporated with limited liability under the Laws of the Cayman Islands (the “Company”). Parent, Merger Sub and the Company are each sometimes referred to herein as a “Party” and collectively as the “Parties.” All capitalized terms used in this Agreement shall have the meaning ascribed to such terms in Section 1.1 or as otherwise defined elsewhere in this Agreement unless the context clearly provides otherwise.

RECITALS

WHEREAS, the Parties wish to effect a business combination through a statutory merger of the Merger Sub with and into the Company in accordance with Part XVI of the CICL (as defined herein), with the Company being the surviving company (as defined in the CICL) and becoming a wholly owned Subsidiary of Parent (the “Merger”);

WHEREAS, the board of directors of the Company (the “Company Board”), acting upon the unanimous recommendation of a special committee established by the Company Board (the “Special Committee”), has (a) determined that the execution by the Company of this Agreement and the Plan of Merger and consummation of the transactions contemplated by this Agreement and the Plan of Merger, including the Merger (collectively, the “Transactions”), are fair to and in the best interests of the Company and its shareholders (especially Unaffiliated Security Holders), (b) approved and declared advisable the Merger, the other Transactions, this Agreement and the Plan of Merger and (c) resolved to recommend in favor of the authorization and approval of this Agreement, the Plan of Merger and the Transactions to the holders of Shares (the “Company Board Recommendation”) and to include such recommendation in the Proxy Statement (as defined herein) and direct that this Agreement, the Plan of Merger and the Transactions be submitted to the holders of Shares for authorization and approval at the Shareholder Meeting;

WHEREAS, the respective sole director of each of Parent and Merger Sub has (a) approved the execution, delivery and performance by Parent and Merger Sub, respectively, of this Agreement, the Plan of Merger and the consummation of the Transactions and (b) declared it advisable for Parent and Merger Sub, respectively, to enter into this Agreement and the Plan of Merger and to consummate the Transactions and the sole member of Merger Sub has authorized and approved the Plan of Merger by special resolution;

WHEREAS, prior to or substantially concurrently with the execution and delivery of this Agreement, each of Ms. Guilan Jiang, Ms. Sujuan Zhu, Mr. Qian (Eugene) Hu, Mr. Xinzhong Wang and Mr. Jinxue Jiang (collectively, the “Rollover Shareholders”) has executed and delivered a support agreement with Parent (the “Support Agreement”), providing that, amongst other things and subject to the terms and conditions set forth therein, the Rollover Shareholders will (a) vote all Shares held directly or indirectly by them in favor of the authorization and approval of this Agreement, the Plan of Merger and the Transactions, and (b) agree, upon the terms and subject to the conditions in the Support Agreement, to receive no consideration, for cancellation of the Rollover Shares in accordance with this Agreement, and to, subscribe for or otherwise receive newly issued shares of Parent at or immediately prior to the Effective Time;

WHEREAS, concurrently with the execution of this Agreement, each of the Sponsor and the Founder Entity has, or has caused an entity controlled by each of them, as applicable, to have, executed and delivered an equity commitment letter (each an “Equity Commitment Letter”, and collectively, the “Equity Commitment Letters”) to the Parent;

WHEREAS, concurrently with the execution of this Agreement, each of the Sponsor and the Founder Entity has, or has caused an entity controlled by each of them, as applicable, to have, executed and delivered a limited guarantee in favor of the Company with respect to certain obligations of Parent under this Agreement (the “Limited Guarantee”); and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also prescribe various conditions to the Merger.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties agree as follows:

Article I

DEFINITIONS AND INTERPRETATION

Section 1.1 Certain Definitions. For the purposes of this Agreement, the term:

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains customary confidentiality and standstill terms; provided, that such agreement and any other agreements related thereto shall not include any provision calling for any exclusive right to negotiate with such party or having the effect of prohibiting the Company from satisfying its obligations under this Agreement.

“Affiliate” means, as to any Person, any Person which directly or indirectly controls, is controlled by, or is under common control with such Person. For purposes of this definition and the definition of “Subsidiary” or “Subsidiaries,” “control” of a Person shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person whether by ownership of voting equity, by contract or otherwise.

“Business Days” means any day other than a Saturday, Sunday or another day on which the banks in New York City, the Cayman Islands, the Hong Kong Special Administrative Region or the People’s Republic of China are authorized by Law or executive order to be closed.

“Company Financial Advisor” means Houlihan Lokey (China) Limited.

“Company Governing Documents” means the Company’s (a) First Amended and Restated Memorandum of Association and (b) First Amended and Restated Articles of Association, each as in effect on the date of this Agreement and as they may be amended from time to time.

“Disclosure Schedule” means the disclosure schedule set out in Schedule A attached hereto, it being understood that: (a) any matter disclosed in any section of the Disclosure Schedule shall be deemed to be disclosed in any other section of the Disclosure Schedule to the extent that it is reasonably apparent from the face of such disclosure that such disclosure is applicable to such other section; and (b) the disclosure of any matter or item is required to be disclosed therein or is material to a representation or warranty set forth in this Agreement and shall not be used as a basis for interpreting the terms “material,” “materially,” “materiality” or “Material Adverse Effect” or any word or phrase of similar import and does not mean that such matter or item would, alone or together with any other matter or item, have a Material Adverse Effect.

“Effect” means any change, effect, development, circumstance, condition, state of facts, event or occurrence.

“ESOP Pool” means the pool for Shares and share options established by the Company for its employees, non-employee directors, officers and consultants, which contains shares and options to purchase 1,570,509 Shares.

“Excluded Shares” means, collectively, (a) the Rollover Shares and (b) Shares held by Parent, the Company or any of their respective Subsidiaries immediately prior to the Effective Time.

“Expenses” means all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a Party and its Affiliates) reasonably incurred by a Party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the preparation, printing, filing and mailing of the Schedule 13E-3 and the Proxy Statement, the solicitation of shareholders and shareholder approvals, shareholder litigation, the filing of any required notices under any applicable competition or investment Laws, any filings with the SEC and all other matters related to the closing of the Merger and the other Transactions.

“Founder Entity” means Silver Trillion Investments Limited or its Affiliate, as appropriate.

“Indebtedness” means with respect to any Person, (a) all indebtedness, notes payable, accrued interest payable or other obligations for borrowed money, whether secured or unsecured and whether or not contingent, (b) all obligations under conditional sale or other title retention agreements, or incurred as financing, in either case with respect to property acquired by such Person, (c) all obligations issued, undertaken or assumed as the deferred purchase price for any property or assets, (d) all obligations under capital leases, (e) all obligations in respect of bankers acceptances, letters of credit, or similar instruments, (f) all obligations under interest rate cap, swap, collar or similar transaction or currency hedging transactions, and (g) any guarantee of any of the foregoing, whether or not evidenced by a note, mortgage, bond, indenture or similar instrument.

“Intellectual Property” means any and all of the following arising pursuant to the Laws of any jurisdiction throughout the world: (i) patents, patent applications (including provisional applications), invention disclosures, and industrial designs, and applications for any of the foregoing, including continuations, continuations-in-part, divisionals, re-issues, renewals, extensions and , registrations, (ii) trademarks, service marks, certification marks, trade dress, logos, designs, slogans, trade names, domain names, websites, uniform resource locators, web addresses, and other indicia of source or origin, and registrations and applications for registration for each of the foregoing, including renewals, together with all goodwill connected with the use of and symbolized by any of the foregoing, (iii) copyrights, copyrightable works, moral rights, data and database rights, and mask works, and registrations and applications for registration for each of the foregoing, (iv) trade secrets and confidential or proprietary information (including specifications, formulae, inventions (whether or not patentable or reduced to practice), know-how, technology, data, records, specifications, designs, methodologies, technical data, and customer and supplier lists and information), (v) other registrations and applications for any of the foregoing, and (vi) other intellectual property and proprietary rights.

“Knowledge” will be deemed to be, as the case may be, the actual knowledge, following reasonable inquiry, of (a) with respect to the Company, the Chairwoman, the Chief Executive Officer, the Chief Financial Officer or the Executive Vice President of Fuling Plastic USA, Inc. thereof, (b) with respect to Parent or Merger Sub, any director or executive officer thereof, or (c) with respect to the Rollover Shareholders, each Rollover Shareholder.

“Law” means any federal, state, local, national, supranational, foreign or administrative law (including common law), statute, code, rule, regulation, rules of the relevant stock exchange on which the relevant parties’ securities are listed, Order, ordinance or other pronouncement of any Governmental Entity.

“Leased Real Property” means parcels of real property leased by the Company or its Subsidiary which are material to the business of the Company and/or its Subsidiary (as applicable) taken as a whole, each as disclosed in the SEC Documents.

“Lien” means any lien, pledge, mortgage, deed of trust, security interest, charge, claim, easement, encroachment or other similar encumbrance.

“Material Adverse Effect” means any Effect that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the assets, properties, liabilities, financial condition, business or results of operations of the Company and its Subsidiaries taken as a whole, or prevent or materially delay the consummation of the Transactions on or prior to the Outside Date; provided, however, that any Effect to the extent resulting or arising from the following shall not be deemed to constitute a Material Adverse Effect or be taken into account when determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur: (a) conditions (or changes therein) that are the result of factors generally affecting any industry or industries in which the Company operates, (b) general economic, political and/or regulatory conditions (or changes therein), including any changes affecting financial, credit or capital market conditions, including changes in interest or exchange rates, (c) any change in GAAP or interpretation thereof, (d) any adoption, implementation, promulgation, repeal, modification, amendment, reinterpretation, or other change in any applicable Law of or by any Governmental Entity, (e) any actions taken, or the failure to take any action, as required by the terms of this Agreement or at the written request or with the written consent of Parent or Merger Sub, (f) the negotiation, execution or announcement of this Agreement and the Transactions (including the Merger), including any litigation arising therefrom and any adverse change in relationship with any customer, employee (including employee departures), supplier, financing source or joint venture partner, including as a result of the identity of Parent or the Sponsor, (g) changes in the price or trading volume of the Shares (it being understood that this clause (g) shall not include the facts or occurrences giving rise or contributing to such changes in the price or trading volume of the Shares), (h) any failure by the Company to meet any internal or published projections, estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period (it being understood that this clause (h) shall not include the facts or occurrences giving rise or contributing to such failure to meet any projections, estimates or expectations), (i) epidemic-related public health crises, changes in geopolitical conditions, acts of terrorism or sabotage, war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, earthquakes, tornados, hurricanes, or other weather conditions or natural calamities or other force majeure events, including any material worsening of such conditions threatened or existing as of the date of this Agreement, and (j) any deterioration in the credit rating of the Company or its Subsidiaries (it being understood that this clause (j) shall not include the facts or occurrences giving rise or contributing to such deterioration); provided that if any Effect described in clauses (a), (b), (c), (d), and (i) has had a materially disproportionate adverse impact on the Company relative to other companies of comparable size to the Company operating in the industry or industries in which the Company operates, then the incremental impact of such event shall be taken into account for the purpose of determining whether a Material Adverse Effect has occurred.

“Outside Date” means June 30, 2021.

“Order” means any order, judgment, writ, stipulation, settlement, award, injunction, decree, consent decree, decision, ruling, subpoena, verdict, or arbitration award entered, issued, made or rendered by any arbitrator or Governmental Entity of competent jurisdiction.

“Owned Real Property” means parcels of real property in which the Company or any of its Subsidiaries holds any title ownership or land use rights where title ownership is not available to private parties in the jurisdiction in which such real property is located, and which are material to the business of the Company and/or its Subsidiaries (as applicable) taken as a whole, each as disclosed in the SEC Documents.

“Permitted Liens” means any: (a) Liens that result from any statutory or other Liens for Taxes or assessments that are not yet due or payable or subject to penalty or the validity of which is being contested in good faith by appropriate proceedings and for which there are adequate reserves (to the extent such reserves are required pursuant to GAAP); (b) zoning regulations, permits and licenses; (c) any cashiers’, landlords’, workers’, mechanics’, carriers’, workmen’s, repairmen’s and materialmen’s Liens and other similar Liens imposed by Law and incurred in the ordinary course of business that are not yet subject to penalty or the validity of which is being contested in good faith by appropriate proceedings; (d) with respect to real property, non-monetary Liens or other minor imperfections of title; (e) rights of parties in possession; (f) ordinary course, non-exclusive licenses of Intellectual Property; (g) pledges or deposits to secure obligations under workers’ compensation Laws or similar legislation or to secure public or statutory obligations; (h) pledges or deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business; and (i) Liens securing Indebtedness that are reflected in the SEC Documents.

“Person” means a natural person, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, Governmental Entity or other entity or organization.

“PRC” means the People’s Republic of China, which for the purposes of this Agreement shall not include the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan.

“Representatives” means, when used with respect to Parent, Merger Sub or the Company, the directors, officers, financing sources, employees, consultants, financial advisors, accountants, legal counsel, investment bankers, and other agents, advisors and representatives of Parent or the Company, as applicable, and their respective Subsidiaries.

“Rollover Shares” means 11,083,334 Shares owned by the Rollover Shareholders as of the date of this Agreement.

“Shareholder Approval” means a special resolution (as defined in the CICL) of the shareholders of the Company, which shall require the affirmative vote of the holders of Shares representing a majority of not less than two-thirds of votes cast by such holders as, being entitled so to do, vote in person or, in the case of such holders as are corporations, by their respective duly authorized representative or, where proxies are allowed, by proxy, to approve and authorize this Agreement, the Plan of Merger and the Transactions in accordance with the CICL and the Company Governing Documents.

“Shareholder Meeting” means the meeting of the holders of Shares for the purpose of seeking the Shareholder Approval, including any adjournment thereof.

“Shares” means the ordinary shares of the Company with a par value of $0.001 per share.

“Sponsor” means Mr. Qijun Huang or his Affiliate, as appropriate.

“Subsidiary” or “Subsidiaries” means with respect to any Person, any corporation, limited liability company, partnership or other organization, whether incorporated or unincorporated, of which (a) at least a majority of the outstanding shares of capital stock of, or other equity interests, having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries, or (b) with respect to a partnership, such Person or any other Subsidiary of such Person is a general partner of such partnership, or (b) which is a consolidated variable interest entity of such Person under GAAP.

“Unaffiliated Security Holders” means holders of Shares other than any of the Rollover Shareholders, executive officers or directors of the Company or any of their Affiliates.

“Tax” or “Taxes” means any and all taxes, levies, duties, tariffs, imposts and other similar charges and fees (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity that administers Taxes, including income, franchise, windfall or other profits, gross receipts, premiums, property, sales, use, net worth, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, excise, withholding, ad valorem, stamp, transfer, value-added, gains tax and license, registration and documentation fees, severance, occupation, environmental, customs duties, disability, real property, personal property, registration, alternative or add-on minimum, or estimated tax, including any interest, penalty, or addition thereto, whether disputed or not.

Section 1.2 Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:

$ Section 1.3(c)

Adverse Recommendation Change	Section 6.2(c)
Agreement	Preamble
Alternative Acquisition Agreement	Section 6.2(c)
Arbitrator	Section 10.8(b)
Base Premium	Section 7.4(d)
CICL	Section 2.1
Closing	Section 2.2
Closing Date	Section 2.2
Company	Preamble
Company Board	Recitals
Company Board Recommendation	Recitals
Company Equity Interests	Section 4.2(a)
Company Group	Section 9.2(h)
Company Intellectual Property Rights	Section 4.11(a)
Company Termination Fee	Section 9.2(e)
Competing Proposal	Section 6.2(g)
Covered Persons	Section 7.4(a)
Dissenting Shareholders	Section 3.3(a)
Dissenting Shares	Section 3.3(a)
Dollars	Section 1.3(c)
Effective Time	Section 2.3
Enforceability Exceptions	Section 4.3
Equity Commitment Letter	Section 5.5(a)
Equity Financing	Section 5.5(a)
Exchange Act	Section 4.5

Exchange Fund	Section 3.2(a)
Financial Statements	Section 4.6(b)
Fuling Global, Inc.	Section 2.6
GAAP	Section 4.6(b)
Governmental Entity	Section 4.5
HKIAC	Section 10.8(b)
Indemnification Agreements	Section 7.4(a)
Legal Proceeding	Section 4.12
Merger	Recitals
Merger Consideration	Section 3.2(a)
Merger Sub	Preamble
Nasdaq	Section 4.5
Non-Required Remedy	Section 7.2(e)
Parent	Preamble
Parent Group	Section 9.2(h)
Parent Termination Fee	Section 9.2(f)
Parties	Preamble
Party	Preamble
Paying Agent	Section 3.2(a)
Per Share Merger Consideration	Section 3.1(a)
Plan of Merger	Section 2.3
Proxy Statement	Section 4.5
Record Date	Section 6.4(a)
Regulatory Filings	Section 4.5
Rollover Shareholders	Recitals
Rules	Section 10.8(b)
Sarbanes-Oxley Act	Section 4.6(a)
Schedule 13E-3	Section 6.3(a)
SEC	Section 4.5
SEC Documents	Section 4.6(a)
Securities Act	Section 4.8
Share Certificates	Section 3.2(b)(i)
Special Committee	Recitals
Superior Proposal	Section 6.2(h)
Support Agreements	Recitals
Surviving Entity	Section 2.1
Takeover Statute	Section 4.16
Transaction Litigation	Section 7.7
Transactions	Recitals
Uncertificated Shares	Section 3.2(b)(i)

Section 1.3 Interpretation. Unless the express context otherwise requires:

(a) the words “hereof,” “herein,” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement;

(b) terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa;

(c) the terms “Dollars” and “$” mean United States dollars;

(d) references herein to a specific Section, Subsection, Recital, Schedule or Exhibit shall refer, respectively, to Sections, Subsections, Recitals, Schedules or Exhibits of this Agreement;

(e) the captions, table of contents and headings included herein are included for convenience of reference only and shall be disregarded in the construction or interpretation hereof;

(f) wherever the word “include,” “includes,” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation”;

(g) references herein to any gender shall include each other gender;

(h) if a term used herein is defined as one part of speech (such as a noun), it shall have a corresponding meaning when used as another part of speech (such as a verb);

(i) references herein to any Person shall include such Person’s heirs, executors, personal representatives, administrators, successors and assigns; provided, however, that nothing contained in this clause (i) is intended to authorize any assignment or transfer not otherwise permitted by this Agreement;

(j) references herein to a Person in a particular capacity or capacities shall exclude such Person in any other capacity;

(k) references herein to any contract (including this Agreement) mean such contract as amended, supplemented or modified from time to time in accordance with the terms thereof;

(l) “writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form;

(m) with respect to the determination of any period of time, the word “from” means “from and including” and the words “to” and “until” each means “to but excluding”;

(n) references herein to a number of days shall be to such number of calendar days unless Business Days are specified; whenever any action must be taken hereunder on or by a day that is not a Business Day, such action may be validly taken on or by the next day that is a Business Day;

(o) references herein to any Law or any license mean such Law or license as amended, modified, codified, reenacted, supplemented or superseded in whole or in part, and in effect from time to time;

(p) references herein to any Law shall be deemed also to refer to all rules and regulations promulgated thereunder;

(q) any item shall be considered “made available” to Parent or Merger Sub, to the extent such phrase appears in this Agreement, if such item has been provided in writing (including via electronic mail) to such Party, posted by the Company or its Representatives in the electronic data room established by the Company or, in the case of any documents filed with the SEC, filed by the Company with the SEC at least two (2) Business Days prior to the date hereof; and

(r) The Parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

Article II
THE MERGER

Section 2.1 The Merger. Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) (the “CICL”), at the Effective Time, Merger Sub shall be merged with and into the Company, whereupon Merger Sub will cease to exist and will be struck off the register of companies in the Cayman Islands, with the Company surviving the Merger (the Company, as the surviving company (as defined in the CICL) in the Merger, sometimes being referred to herein as the “Surviving Entity”), such that following the Merger, the Surviving Entity will be a wholly owned Subsidiary of Parent.

Section 2.2 Closing. The closing of the Merger (the “Closing”) will take place at 10:00 p.m., Beijing time, electronically on a date no later than the tenth (10th) Business Day after the satisfaction or waiver of the last of the conditions set forth in Article VIII to be satisfied or if permissible, waived (other than any such conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, if permissible, waiver of such conditions at the Closing), or at such other date or place or time as may be agreed to in writing by the Company and Parent. The date on which the Closing actually takes place is referred to as the “Closing Date.”

Section 2.3 Effective Time. On the Closing Date, the Company and Merger Sub shall (a) cause the plan of merger with respect to the Merger (the “Plan of Merger”) substantially in form set out in Exhibit A attached hereto, to be duly executed and filed with the Registrar of Companies of the Cayman Islands as provided by Section 233 of the CICL, and (b) make any other filings, recordings or publications required to be made by the Company or Merger Sub under the CICL in connection with the Merger. The Merger shall become effective on the date specified in the Plan of Merger, in accordance with the CICL (such date and time being hereinafter referred to as the “Effective Time”).

Section 2.4 Effects of the Merger. At the Effective Time, the Merger shall have the effects specified in the CICL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the rights, property of every description including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges of each of the Company and Merger Sub shall immediately vest in the Surviving Entity and the Surviving Entity shall be liable for and subject in the same manner as the Company and Merger Sub to all mortgages, charges or security interests and all contracts, obligations, claims, debts and liabilities of the Company and Merger Sub in accordance with the CICL and as provided in this Agreement.

Section 2.5 Directors and Officers. The Parties shall take all actions necessary so that (a) the director of Merger Sub immediately prior to the Effective Time shall be the initial director of the Surviving Entity upon the Effective Time, and (b) the officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Entity upon the Effective Time, in each case, unless otherwise determined by Parent prior to the Effective Time, and until their respective successors are duly elected or appointed and qualified or until the earlier of their death, resignation or removal in accordance with the memorandum and articles of association of the Surviving Entity.

Section 2.6 Governing Documents. At the Effective Time, in accordance with the terms of the Plan of Merger and without any further action on the part of the Parties, the Company will adopt the memorandum and articles of association of Merger Sub, as in effect immediately prior to the Effective Time, as the memorandum and articles of association of the Surviving Entity, until thereafter amended in accordance with applicable Law and the applicable provisions of such memorandum and articles of association; provided, that at the Effective Time, (a) all references therein to the name of the Surviving Entity shall be amended to “Fuling Global Inc. (富岭环球有限公司),” (b) all references therein to the authorized share capital of the Surviving Entity shall be amended to refer to the correct authorized capital of the Surviving Entity as approved in the Plan of Merger, if necessary, and (c) the memorandum and articles of association of the Surviving Entity will contain provisions no less favorable to the intended beneficiaries with respect to exculpation and indemnification of liability and advancement of expenses than are currently set forth in the Company Governing Documents, in accordance with Section 7.4.

Article III
TREATMENT OF SECURITIES

Section 3.1 Treatment of Shares. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any securities of the Company:

(a) Treatment of Shares. Each Share issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares and the Dissenting Shares) shall be cancelled in exchange for the right to receive $2.35 in cash per Share without interest (subject to adjustment pursuant to Section 3.1(f)) (the “Per Share Merger Consideration”). From and after the Effective Time, all such Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of a Share shall cease to have any rights with respect thereto, except the right to receive the Per Share Merger Consideration therefor in accordance with Section 3.2, and the right to receive any dividends or other distributions with a record date prior to the Effective Time which may have been declared by the Company and which remain unpaid at the Effective Time.

(b) Treatment of Excluded Shares. Each Excluded Share issued and outstanding immediately prior to the Effective Time shall automatically be cancelled and shall cease to exist, without payment of any consideration or distribution therefor.

(c) Treatment of Dissenting Shares. Each Dissenting Share shall be automatically cancelled and cease to exist in accordance with Section 3.3, and shall carry no rights other than the right to receive the applicable payments pursuant to the procedure set forth in Section 238 of the CICL and Section 3.3.

(d) Treatment of ESOP Pool. The ESOP Pool and each Share and share option thereunder shall be automatically cancelled and cease to exist at the Effective Time.

(e) Treatment of Merger Sub Securities. Each share of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and non-assessable ordinary share of the Surviving Entity and shall constitute the only issued and outstanding share capital of the Surviving Entity upon the Effective Time.

(f) Adjustment to Merger Consideration. The Per Share Merger Consideration shall be adjusted appropriately to reflect the effect of any share sub-division or split, share consolidation, share dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the Shares effected after the date hereof and prior to the Effective Time, so as to provide the holders of Shares with the same economic effect as contemplated by this Agreement prior to such event and as so adjusted shall, from and after the date of such event, be the Per Share Merger Consideration. Nothing in this Section 3.1(f) shall be construed to permit the Company to effect any share sub-division or split, share consolidation, share dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the Shares unless such change is effected in accordance with Section 6.1 of this Agreement.

Section 3.2 Payment for Securities; Surrender of Certificates.

(a) Exchange Fund. Prior to the Effective Time, Parent shall select and appoint a bank or trust company, with the Company’s prior approval (which approval shall not be unreasonably withheld, delayed or conditioned), to act as paying agent (the “Paying Agent”) for all payments required to be made pursuant to Section 3.1(a) and Section 3.3 (collectively, the “Merger Consideration”). The agreement between Parent and the Paying Agent shall be in a form reasonably acceptable to the Company. At or prior to the Effective Time, or in the case of payments pursuant to Section 3.3, when ascertained pursuant to Section 3.3, Parent shall deposit and maintain, or cause to be deposited and maintained, with the Paying Agent, for the benefit of the holders of Shares (other than Excluded Shares) cash in immediately available funds in an amount sufficient to pay the Merger Consideration (such cash being hereinafter referred to as the “Exchange Fund”).

(b) Procedures for Surrender.

(i) Immediately prior to the Effective Time, the Surviving Entity shall cause the Paying Agent to mail (and make available for collection by hand) to each Person who was, at the Effective Time, a registered holder of Shares entitled to receive the Per Share Merger Consideration pursuant to Section 3.1(a) (excluding, for the avoidance of doubt, Excluded Shares and Dissenting Shares): (i) a letter of transmittal (which shall be in customary form for a company incorporated in the Cayman Islands, and shall specify the manner in which the delivery of the Per Share Merger Consideration to registered holders of Shares (other than Excluded Shares and Dissenting Shares) shall be effected), and (ii) instructions for use in effecting the surrender of any issued share certificates representing Shares (the “Share Certificates”) (or affidavits and indemnities of loss in lieu of the Share Certificates as provided in Section 3.2(e)) and/or such other documents as may be required to receive the Per Share Merger Consideration. Each registered holder of Shares which are represented by a Share Certificate, subject to the surrender of such Share Certificate (or delivery of an affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 3.2(e)) for cancellation and/or such other documents as may be required pursuant to such instructions to the Paying Agent in accordance with the terms of such letter of transmittal, duly executed in accordance with the instructions thereto, and each registered holder of non-certificated Shares represented by book entry (“Uncertificated Shares”), shall be entitled to receive in exchange therefor the Per Share Merger Consideration payable in respect of such Shares (excluding, for the avoidance of doubt, Excluded Shares and Dissenting Shares). Any Share Certificates so surrendered shall forthwith be cancelled. No interest shall be paid or shall accrue on the cash payable upon the cancellation of any Shares or the surrender or transfer of any Share Certificates pursuant to this Article III.

(ii) If payment of Merger Consideration is to be made in respect of a Share which is represented by a Share Certificate to a Person other than the Person in whose name the surrendered Share Certificate is registered, it shall be a condition precedent of payment that (A) the Share Certificate so surrendered shall be accompanied by a proper form of transfer duly executed by the registered holder of such Share, and (B) the Person requesting such payment shall have paid any transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Share Certificate surrendered or shall have established to the reasonable satisfaction of the Surviving Entity that such Tax either has been paid or is not required to be paid. Payment of the applicable Merger Consideration with respect to Uncertificated Shares shall only be made to the Person in whose name such Uncertificated Shares are registered.

(iii) Each Share (including each Share represented by a Share Certificate (subject to surrender of such Share Certificate as contemplated by this Section 3.2), and each Uncertificated Share) shall be deemed at any time from and after the Effective Time to represent only the right to receive the applicable Merger Consideration as contemplated by this Article III and any dividends or other distributions with a record date prior to the Effective Time which may have been authorized by the Company and which remain unpaid at the Effective Time.

(c) Transfer Books; No Further Ownership Rights in Shares. At or immediately prior to the Effective Time, the register of members of the Company shall be closed and thereafter there shall be no further registration of transfers of Shares on the records of the Company; provided, that nothing herein shall prevent the Surviving Entity from maintaining a register of members in respect of its ordinary shares after the Effective Time and from registering transfers of such ordinary shares after the Effective Time. From and after the Effective Time, the holders of Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares except as otherwise provided for herein or by applicable Law. If, after the Effective Time, Share Certificates or Uncertificated Shares are presented to the Surviving Entity for any reason, they shall be cancelled and exchanged as provided in this Agreement.

(d) Termination of Exchange Fund; No Liability. At any time following twelve (12) months after the Effective Time, the Surviving Entity shall be entitled to require the Paying Agent to deliver to it any funds (including any interest received with respect thereto) remaining in the Exchange Fund that have not been disbursed, or for which disbursement is pending subject only to the Paying Agent’s routine administrative procedures, to holders of Shares (whether represented by Share Certificates or book entry), and thereafter such holders shall be entitled to look only to the Surviving Entity and Parent (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the applicable Merger Consideration, including any dividends or other distributions with a record date prior to the Effective Time which may have been authorized by the Company and which remain unpaid at the Effective Time, payable upon exchange of Shares (subject to surrender of Share Certificates, if applicable) and compliance with the procedures in Section 3.2(b). Notwithstanding the foregoing, none of the Surviving Entity, Parent or the Paying Agent shall be liable to any holder of a Share (whether represented by a Share Certificate or book entry) for any Merger Consideration or other amounts delivered to a Governmental Entity pursuant to any applicable abandoned property, escheat or similar Law. If any Share Certificate or Uncertificated Share has not been surrendered immediately prior to the date on which the Merger Consideration in respect thereof would otherwise escheat to or become the property of any Governmental Entity, any such Merger Consideration in respect of such Share Certificate or Uncertificated Share shall, to the extent permitted by applicable Law, immediately prior to such time become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

(e) Lost, Stolen or Destroyed Certificates. In the event that any Share Certificates shall have been lost, stolen or destroyed, the Paying Agent shall issue in exchange for such lost, stolen or destroyed Share Certificates, upon the making of an affidavit of that fact by the holder thereof and, if reasonably required by the Surviving Entity, the execution of an indemnity or the posting by such holder of a bond in such reasonable and customary amount as the Surviving Entity may direct, as indemnity against any claim that may be made against it with respect to such Share Certificate, the applicable Merger Consideration payable in respect thereof pursuant to Section 3.1 hereof, including any dividends or other distributions with a record date prior to the Effective Time which may have been authorized by the Company and which remain unpaid at the Effective Time.

Section 3.3 Dissenter’s Rights.

(a) Notwithstanding any provision of this Agreement to the contrary and to the extent available under the CICL, Shares that are issued and outstanding immediately prior to the Effective Time and that are held by shareholders who shall have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger, or dissenter rights, in accordance with Section 238 of the CICL (collectively, the “Dissenting Shares” and holders of Dissenting Shares collectively being referred to as “Dissenting Shareholders”) shall be cancelled and cease to exist at the Effective Time, shall not be entitled to receive the Per Share Merger Consideration and shall instead be entitled to receive only the payment of the fair value of such Dissenting Shares held by them determined in accordance with the provisions of Section 238 of the CICL.

(b) The Company shall give Parent (i) prompt notice of any notices of objection or notices of dissent to the Merger or demands for appraisal, under Section 238 of the CICL received by the Company, attempted withdrawals of such objection, dissents or demands, and any other instruments served pursuant to the CICL and received by the Company relating to the exercise of any rights to dissent from the Merger or appraisal rights, and (ii) the opportunity to direct all negotiations and proceedings with respect to any exercise of dissenter right or demand for appraisal under the CICL. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any exercise by a shareholder of its rights to dissent from the Merger or any demands for appraisal or offer to settle or settle any such demands or approve any withdrawal of any such dissenter rights or demands.

(c) For the avoidance of doubt, all Shares held by Dissenting Shareholders who shall have failed to exercise or who effectively shall have withdrawn or lost their dissenter rights under Section 238 of the CICL shall thereupon (i) not be deemed to be Dissenting Shares, and (ii) be cancelled in exchange for, as of the Effective Time, the right to receive the Per Share Merger Consideration, without any interest thereon, in the manner provided in Section 3.2. Parent shall promptly deposit or cause to be deposited with the Paying Agent any additional funds necessary to pay in full the aggregate Per Share Merger Consideration so due and payable to such shareholders who have failed to exercise or who shall have effectively withdrawn or lost such dissenter rights under Section 238 of the CICL.

(d) In the event that any written notices of objection to the Merger are served by any shareholders of the Company pursuant to section 238(2) of the CICL, the Company shall serve written notice of the authorization and approval of this Agreement, the Plan of Merger and the Transactions on such shareholders pursuant to section 238(4) of the CICL within two (2) days of obtaining the Shareholder Approval at the Shareholder Meeting.

Section 3.4 Withholding. Each of Parent, Merger Sub, the Surviving Entity and the Paying Agent (and any other Person that has a withholding obligation pursuant to the carrying out of this Agreement), as the case may be, without double counting, shall be entitled to deduct and withhold from any consideration otherwise payable pursuant to this Agreement such amounts as are required to be deducted and withheld by applicable Tax law. In the event that Parent or Merger Sub determines that any deduction or withholding is required by applicable Tax law to be made from any consideration payable pursuant to this Agreement, Parent or Merger Sub, as applicable, shall promptly inform the Company and the Special Committee in writing of such determination. If any such withholding is made, the withholding party shall promptly and appropriately report and pay over the withheld Taxes to the applicable Tax authority and provide the Person from who withholding was made evidence of such payment. To the extent such amounts are so deducted and withheld in accordance with this Section 3.4 and remitted to the appropriate Governmental Entity, such amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares in respect of which such deduction and withholding was made.

Article IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The following representations and warranties by the Company are qualified in their entirety by reference to: (i) any matters Known to Parent, Merger Sub and/or the Rollover Shareholders as of the date hereof; and (ii) the disclosures: (a) in the SEC Documents filed with or furnished to the SEC and publicly available after January 1, 2017 and prior to the date hereof but excluding statements in any “Risk Factors” section or similar cautionary, predictive or forward-looking disclosure; and (b) set forth or referenced in the Disclosure Schedule. Subject to the foregoing, the Company represents and warrants to Parent and Merger Sub that:

Section 4.1 Organization and Qualification; Subsidiaries.

(a) Each of the Company and its Subsidiaries is an entity duly incorporated or organized, as applicable, validly existing and in good standing (with respect to jurisdictions which recognize such concept) under the Laws of the jurisdiction of its incorporation or organization. Each of the Company and its Subsidiaries has the requisite corporate or similar power and authority to own, lease and operate its properties and assets and to conduct its business as now being conducted, except to the extent the failure to have such power or authority is not material to the Company and its Subsidiaries. The Company and each of its Subsidiaries is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions which recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except for those jurisdictions where the failure to be so qualified or licensed or to be in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have, a Material Adverse Effect. The Company is in compliance with the terms of the Company Governing Documents in all material respects.

(b) Each of the Company’s Subsidiaries is in compliance with the terms of its constituent organizational or governing documents in all material respects.

Section 4.2 Capitalization.

(a) The authorized share capital of the Company consists of 70,000,000 Shares. As of the date hereof, 15,803,763 Shares were issued and outstanding. All of the outstanding Shares have been duly authorized and are validly issued, fully paid and nonassessable. There are no (x) options, warrants, compensatory equity-linked awards, calls, pre-emptive rights, subscriptions or other rights, agreements, arrangements or commitments of any kind, including any shareholder rights plan, in each case relating to the issued or unissued capital shares of the Company, obligating the Company or any of its Subsidiaries to issue, reserve, transfer or sell or cause to be issued, reserved, transferred or sold any shares of, or other equity interest in, the Company or any of its Subsidiaries, or securities convertible into or exchangeable for such shares or equity interests, or obligating the Company or any of its Subsidiaries to grant, extend or enter into any such option, warrant, call, pre-emptive right, subscription or other similar right, agreement, arrangement or commitment (collectively, “Company Equity Interests”) or (y) outstanding contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Shares or any shares of, or other Company Equity Interests in, the Company or any of its Subsidiaries, or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in the Company or any of its Subsidiaries.

(b) There are no voting trusts, proxies or other similar agreements to which the Company or any of its Subsidiaries is a party with respect to the voting of the Shares or any shares of, or other equity interest, of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has granted any preemptive rights, anti-dilutive rights or rights of first refusal or similar rights with respect to any of its shares or other Company Equity Interests. There are no bonds, debentures or notes issued by the Company or any of its Subsidiaries that entitle the holder thereof to vote together with shareholders of the Company (or convertible into, or exchangeable or exercisable for, securities having the right to vote) on any matters related to the Company.

Section 4.3 Authorization; Validity of Agreement; Company Action. The Company has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to receipt of the Shareholder Approval, to execute and deliver the Plan of Merger and to consummate the Merger and the other Transactions. The execution, delivery and performance by the Company of this Agreement and the Plan of Merger, and the consummation of the Merger and the other Transactions, have been duly and validly authorized by the Company Board and no other corporate action on the part of the Company is necessary to authorize the execution and delivery by the Company of this Agreement and the Plan of Merger, and the consummation by it of the Transactions, subject, in the case of the Plan of Merger and the Merger, to receipt of the Shareholder Approval. This Agreement has been duly executed and delivered by the Company and, assuming due and valid authorization, execution and delivery hereof by Parent and Merger Sub, is a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except that the enforcement hereof may be limited by (a) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally, and (b) general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law) ((a) and (b) collectively, the “Enforceability Exceptions”).

Section 4.4 Board Approval. The Company Board, acting upon the unanimous recommendation of the Special Committee, at a duly held meeting, has (a) determined that the execution by the Company of this Agreement and the Plan of Merger and consummation of the Transactions, including the Merger, are fair to, and in the best interests of the Company and its shareholders (other than the Rollover Shareholders), (b) approved and declared advisable the Merger, the other Transactions, this Agreement and the Plan of Merger, and (c) resolved to recommend in favor of the authorization and approval of this Agreement, the Plan of Merger and the Transactions to the holders of Shares, and to include such recommendation in the Proxy Statement and directed that this Agreement, the Plan of Merger and the Transactions be submitted to the holders of Shares for authorization and approval, and (d) taken all actions as may be required to enter into this Agreement and, as of the Closing Date, shall have taken all actions as may be required to be taken by the Company to effect the Transactions. As of the date of this Agreement, the foregoing determinations and resolutions have not been rescinded, modified or withdrawn in any way.

Section 4.5 Consents and Approvals; No Violations. None of the execution, delivery or performance of this Agreement by the Company, the consummation by the Company of the Merger or any other Transaction or compliance by the Company with any of the provisions of this Agreement will (a) assuming the Shareholder Approval is obtained, conflict with or result in any breach of any provision of the Company Governing Documents or the comparable organizational or governing documents of any of its Subsidiaries, (b) require any filing by the Company or any of its Subsidiaries with, or the obtaining of any permit, authorization, consent or approval of, any court, arbitral tribunal, administrative agency or commission or other governmental or other regulatory authority or agency, whether foreign, federal, state, local or supranational, or any self-regulatory or quasi-governmental authority (each, a “Governmental Entity”) (except for (i) compliance with any applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), (ii) the filing of the Plan of Merger and related documentation with the Registrar of Companies of the Cayman Islands and the publication of notification of the Merger in the Cayman Islands Government Gazette pursuant to the CICL, (iii) filing, permits, authorizations, consents and approvals as may be required under any applicable Laws (collectively, “Regulatory Filings”), (iv) such filings with the Securities and Exchange Commission (the “SEC”) as may be required to be made by the Company in connection with this Agreement and the Merger, including the joining of the Company in the filing of the Schedule 13E-3, which shall incorporate by reference the proxy statement relating to the authorization and approval of the Merger (including any amendment or supplement thereto, the “Proxy Statement”), and the filing or furnishing of one or more amendments to the Schedule 13E-3 to respond to comments of the SEC, if any, on the Schedule 13E-3, (v) such filings as may be required under the rules and regulations of The Nasdaq Capital Market (the “Nasdaq”) in connection with this Agreement or the Merger, (vi) such filings as may be required in connection with state and local transfer Taxes, and (vii) any applicable foreign or state securities or “blue sky” Laws and the rules and regulations thereunder), (c) require any consent or waiver by any Person under, result in a modification, violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any right, including any right of termination, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any contract, (d) result in the creation or imposition of any Lien on any asset of the Company or any of its Subsidiaries, other than any Permitted Lien or any Liens that would not reasonably be expected to (individually or in the aggregate) prevent, delay or impede or impair the consummation of the Merger and the other Transactions, or (e) violate any Order or Law applicable to the Company, any Subsidiary of the Company, or any of their respective properties, assets or operations; except in each of clauses (b), (c), (d) and (e) where (x) any failure to obtain such permits, authorizations, consents, waivers or approvals, (y) any failure to make such filings, or (z) any such modifications, violations, rights, impositions, breaches or defaults, individually or in the aggregate, has not had and would not reasonably be expected to have, a Material Adverse Effect. The Company does not have any secured creditors holding a fixed or floating security interest.

Section 4.6 SEC Documents and Financial Statements.

(a) Since January 1, 2018, the Company has timely (including following any extensions of time for filing provided by Rule 12b-25 promulgated under the Exchange Act) filed with or furnished to (as applicable) the SEC all forms, reports, schedules, statements and other documents required by it to be filed or furnished (as applicable) under the Exchange Act (together with all certifications required pursuant to the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”)) (such forms, reports, schedules, statements and documents and any other forms, reports, schedules, statements and documents filed by the Company with the SEC, as have been amended or modified since the time of filing, collectively, the “SEC Documents”). As of their respective filing dates and except to the extent corrected by a subsequent SEC Document, the SEC Documents (i) did not contain, when filed or furnished, any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading in any material respect, and (ii) were prepared in accordance with, in all material respects, the applicable requirements of the Exchange Act, the Sarbanes-Oxley Act and the applicable rules and regulations of the SEC thereunder.

(b) All of the audited and unaudited financial statements of the Company included (or incorporated by reference) in the SEC Documents (including the related notes and schedules thereto) (collectively, the “Financial Statements”), (i) were prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto), and (ii) fairly presented (except as may be indicated in the notes thereto) in all material respects, the financial position and the results of operations, changes in shareholders’ equity and cash flows of the Company and its consolidated Subsidiaries as of the times and for the periods then ended (subject, in the case of unaudited quarterly financial statements, to the absence of notes and normal year-end adjustments that are not material in the aggregate and the exclusion of certain notes in accordance with the rules of the SEC relating to unaudited financial statements).

Section 4.7 Absence of Certain Changes. Except as contemplated by this Agreement and the discussions, negotiations and transactions related hereto, since January 1, 2020 through the date hereof, (a) the Company and its Subsidiaries have conducted, in all material respects, their respective businesses in the ordinary course consistent with past practice, (b) no Effects have occurred, which, individually or in the aggregate, have had or would reasonably be expected to have, a Material Adverse Effect and (c) there has not been any adoption of, resolution to approve or petition or similar proceeding or order in relation to, a plan of complete or partial liquidation, dissolution, scheme of arrangement, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries.

Section 4.8 Information in the Proxy Statement. None of the information supplied or to be supplied in writing by or on behalf of the Company or any of its Subsidiaries for inclusion or incorporation by reference in (a) the Schedule 13E-3 will, at the time such document is filed with the SEC and at any time such document is amended or supplemented, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, and (b) the Proxy Statement will, at the date it is first mailed to the shareholders of the Company, at the time of the Shareholder Meeting, and at the time the Schedule 13E-3 is filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading. All documents that the Company is responsible for filing with the SEC in connection with the Transactions, to the extent relating to the Company or any of its Subsidiaries or other information supplied by or on behalf of the Company or any of its Subsidiaries for inclusion therein, will comply as to form, in all material respects, with the provisions of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”) or Exchange Act, as applicable, and the rules and regulations of the SEC thereunder. The representations and warranties contained in this Section 4.8 will not apply to statements or omissions included in the Schedule 13E-3 or the Proxy Statement to the extent based upon information supplied to the Company by or on behalf of Parent, Merger Sub or any of the Rollover Shareholders.

Section 4.9 Opinion of Financial Advisors. The Special Committee has received the opinion of the Company Financial Advisor to the effect that, as of the date of this Agreement and based on and subject to the assumptions, qualifications, limitations and other matters set forth therein, the Per Share Merger Consideration to be received by Unaffiliated Security Holders, as applicable, is fair, from a financial point of view, to such holders. It is agreed and understood that such opinion may not be relied on by Parent or Merger Sub.

Section 4.10 Labor and Employment Matters. Neither the Company nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement, trade union, works council or other labor union contract applicable to persons employed by it, nor is any such agreement presently being negotiated by the Company or any of its Subsidiary. Except for matters that have not and would not have a Material Adverse Effect, (a) no strike, slowdown, picketing, work stoppage, concerted refusal to work overtime or other similar labor activity has occurred or, to the Knowledge of the Company, been threatened or is anticipated with respect to any employee of the Company or any of its Subsidiaries, and (b) there are no organized labor disputes currently subject to any grievance procedure, arbitration or litigation and there is no representation petition pending or, to the Knowledge of the Company, threatened or anticipated with respect to any employee of the Company or any of its Subsidiaries. Except as would not have a Material Adverse Effect, the Company and its Subsidiaries are in compliance with all applicable Laws relating to employment and employment practices, workers’ compensation, terms and conditions of the employment, worker safety, wages and hours, civil rights, employment discrimination, and collective bargaining.

Section 4.11 Intellectual Property.

(a) The Company and its Subsidiaries own and possess all right, title and interest, free and clear of all Liens (other than Permitted Liens), or have valid and enforceable license rights under all Intellectual Property that is used in the conduct of the business of the Company and/or any of its Subsidiaries, as applicable, as currently conducted, and which are material to the business of the Company and its Subsidiaries taken as a whole (collectively, the “Company Intellectual Property Rights”).

(b) Except as would not have a Material Adverse Effect, (i) to the Knowledge of the Company, there is not pending against the Company or any of its Subsidiaries, any action by any third party contesting the validity, enforceability or ownership of any Company Intellectual Property Right; (ii) to the Knowledge of the Company, no Company Intellectual Property Rights have been infringed, misappropriated, unlawfully used by any third party; (iii) to the Knowledge of the Company, the use by the Company of the Company Intellectual Property Rights does not infringe, misappropriate, or otherwise violate any right of third parties; and (iv) the Company and its Subsidiaries have taken commercially reasonable steps to protect the confidentiality and security of their trade secrets and other know-how.

(c) Except as has not had, or would not reasonably be expected to have, a Material Adverse Effect, to the Knowledge of the Company, the business or activities of the Company and its Subsidiaries (including the commercialization and exploitation of the products and services of the Company and its Subsidiaries), as such business is currently conducted, do not, and have not in the past three (3) years, infringed or misappropriated any Intellectual Property of any third party.

Section 4.12 Litigation. There is no claim, action, suit, arbitration, investigation, alternative dispute resolution action or any other judicial or administrative proceeding, in Law or equity (each, a “Legal Proceeding”), pending against (or to the Company’s Knowledge, threatened in writing against or naming as a defendant thereto), the Company or any of its Subsidiaries that, individually or in the aggregate, has had or would reasonably be expected to have, a Material Adverse Effect. Neither the Company nor any of its Subsidiaries is subject to any outstanding Order which, individually or in the aggregate, has had or would reasonably be expected to have, a Material Adverse Effect.

Section 4.13 Environmental Matters. Except as, individually or in the aggregate, has not had and would not reasonably be excepted to have, a Material Adverse Effect, to the Knowledge of the Company, the Company and each of its Subsidiaries have complied and are in compliance in all material respects with all applicable environmental Laws and have obtained and possess all permits, licenses and other authorizations currently required by applicable Law for their establishment and their operation under any applicable environmental Law, and all such permits, licenses and other authorizations are in full force and effect.

Section 4.14 Real Property.

(a) Except as would not have a Material Adverse Effect, each of the Company and its Subsidiaries holds good and valid title to, or valid land use rights with respect to, each Owned Real Property free and clear of all Liens except for Permitted Liens.

(b) Except as would not have a Material Adverse Effect, each of the Company and its Subsidiaries has a valid leasehold interest in all of its Leased Real Property free and clear of any and all Liens except for Permitted Liens.

Section 4.15 Brokers; Expenses. No broker, investment banker, financial advisor or other Person (other than the Company Financial Advisor), is entitled to receive any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with this Agreement, the Merger or the other Transactions based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.

Section 4.16 Anti-Takeover Provisions. The Company is not party to a shareholder rights agreement, “poison pill” or similar anti−takeover agreement or plan. The Company Board has taken all necessary action so that any takeover, anti−takeover, moratorium, “fair price,” “control share” or other similar Laws enacted under any Laws applicable to the Company other than the CICL (each, a “Takeover Statute”) does not, and will not, apply to this Agreement or the Transactions.

Section 4.17 No Other Representations or Warranties. Except for the representations and warranties set forth in this Article IV, neither the Company nor any other Person makes any express or implied representation or warranty with respect to the Company or with respect to any other information provided to Parent or Merger Sub in connection with the Transactions. The Company hereby disclaims any other express or implied representations or warranties. The Company is not, directly or indirectly, making any representations or warranties regarding any pro-forma financial information, financial projections or other forward-looking information or statements of the Company or any of its Subsidiaries.

Article V
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub, on a joint and several basis, represent and warrant to the Company that:

Section 5.1 Organization and Qualification; Subsidiaries. Each of Parent and Merger Sub (i) is an exempted company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands, and (ii) has the requisite corporate or similar power and authority to own, lease and operate its properties and assets and to conduct its business as now being conducted. Each of Parent and Merger Sub is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions which recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except for those jurisdictions where the failure to be so qualified or licensed or to be in good standing would not reasonably be expected to, individually or in the aggregate, delay or prevent the consummation of the Transactions on or prior to the Outside Date. Parent has delivered to or made available to the Company, prior to the execution of this Agreement, true and complete copies of the memorandum and articles of association of Parent and Merger Sub, each as amended to date, and each as so delivered is in full force and effect.

Section 5.2 Capitalization. As of the date of this Agreement, the authorized share capital of Merger Sub consists solely of 50,000,000 ordinary shares, par value $0.001 per share, of which one (1) ordinary share is issued and outstanding, which share is duly authorized, validly issued, fully paid and non-assessable. All of the issued and outstanding share capital of Merger Sub is, and immediately prior to the Effective Time will be, directly owned by Parent, free and clear of any Lien other than any restrictions imposed by applicable Laws. Merger Sub was formed solely for the purpose of engaging in the Transactions, has engaged in no other business activities and has conducted its operations only as contemplated hereby. Except for obligations or liabilities incurred in connection with its formation or relating to the Transactions, neither Parent nor Merger Sub has incurred and will, prior to the Effective Time, incur, directly or indirectly, any obligations or liabilities.

Section 5.3 Authorization; Validity of Agreement; Parent Action. Each of Parent and Merger Sub has all necessary power and authority to execute and deliver this Agreement, to perform their respective obligations hereunder and to consummate the Merger and the other Transactions. The execution, delivery and performance by Parent and Merger Sub of this Agreement, and the consummation by it of the Merger and the other Transactions, have been duly and validly authorized by all necessary corporate actions, and no other corporate action on the part of Parent or Merger Sub is necessary to authorize the execution and delivery by Parent and Merger Sub of this Agreement, and the consummation by it of the Transactions, subject, in the case of the Merger, to the filing of the Plan of Merger with the Registrar of Companies of the Cayman Islands. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming due and valid authorization, execution and delivery hereof by the Company, is a valid and binding obligation of Parent and Merger Sub enforceable against Parent and Merger Sub in accordance with its terms, except that the enforcement hereof may be limited by the Enforceability Exceptions.

Section 5.4 Consents and Approvals; No Violations. None of the execution, delivery or performance of this Agreement by Parent or Merger Sub, the consummation by Parent or Merger Sub of the Merger or any of the other Transactions or compliance by Parent or Merger Sub with any of the provisions of this Agreement will (a) conflict with or result in any breach of any provision of the memorandum and articles of association of Parent or Merger Sub, (b) require any filing by Parent or Merger Sub with, or the obtaining of any permit, authorization, consent or approval of, any Governmental Entity (except for (i) compliance with any applicable requirements of the Exchange Act, (ii) the filing of the Plan of Merger and related documentation with the Registrar of Companies of the Cayman Islands and the publication of notification of the Merger in the Cayman Islands Government Gazette, (iii) the Regulatory Filings, (iv) such filings with the SEC as may be required to be made by Parent in connection with this Agreement and the Merger, including the Schedule 13E-3, (v) such filings as may be required under the rules and regulations of Nasdaq in connection with this Agreement or the Merger, (vi) such filings as may be required in connection with state and local transfer Taxes, or (vii) any applicable foreign or state securities or “blue sky” Laws and the rules and regulations thereunder), (c) result in a modification, violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any right, including any right of termination, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any contract to which Parent or Merger Sub is a party, or (d) violate any Order or Law applicable to Parent, Merger Sub or any of their respective properties, assets or operations; except in each of clauses (b), (c) or (d) where (A) any failure to obtain such permits, authorizations, consents or approvals, (B) any failure to make such filings, or (C) any such modifications, violations, rights, impositions, breaches or defaults has not had and would not reasonably be expected to, individually or in the aggregate, delay or prevent the consummation of the Transactions on or prior to the Outside Date. Merger Sub does not have any secured creditors holding a fixed or floating security interest.

Section 5.5 Available Funds and Financing.

(a) Parent has delivered to the Company true and complete copies of the executed Equity Commitment Letters pursuant to which each of the Sponsor and Founder Entity has committed to purchase, or cause the purchase of, for cash or contributed equity, subject to terms and conditions thereof, equity securities of Parent, up to the aggregate amount set forth in the respective Equity Commitment Letter (together, the “Equity Financing”). The proceeds of the Equity Financing shall be used to finance the consummation of the Transactions.

(b) As of the date hereof, (i) the Equity Commitment Letters are in full force and effect and are legal, valid and binding obligations of Parent (subject to the Enforceability Exceptions) and, to the Knowledge of Parent, the other parties thereto (subject to the Enforceability Exceptions), (ii) the Equity Commitment Letters have not been amended or modified and no such amendment or modification is contemplated (other than as permitted by this Section 5.5), and the respective commitments contained in the Equity Commitment Letters have not been withdrawn or rescinded in any material respect. There are no conditions precedent or other contingencies related to the funding of the full amount of the Equity Financing, other than as expressly set forth in the Equity Commitment Letters.

(c) Assuming (i) the Equity Financing is funded in accordance with the Equity Commitment Letters, and (ii) the satisfaction of the conditions to the obligation of Parent and Merger Sub to consummate the Merger as set forth in Section 8.1 and Section 8.2 or the waiver of such conditions, Parent and Merger Sub will have available to them, as of or immediately after the Effective Time, all funds necessary for the payment of (A) the Merger Consideration, and (B) any other amounts required to be paid in connection with the consummation of the Transactions upon the terms and conditions contemplated hereby and all related fees and expenses associated therewith. As of the date hereof, no event has occurred, which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent or Merger Sub or, to the Knowledge of Parent, any other parties thereunder, under the Equity Commitment Letters. Assuming the satisfaction of the conditions set forth in Section 8.1 and Section 8.2 hereof, Parent has no reason to believe that it will be unable to satisfy on a timely basis any term or condition of closing to be satisfied by it contained in the Equity Commitment Letters or that any of the conditions of the Equity Financing will not be satisfied or that the Equity Financing will not be available to Parent or Merger Sub at the time required to consummate the Transactions. Each Equity Commitment Letter provides that the Company is a third party beneficiary thereto and entitled to the enforcement thereof, in each case in accordance with the terms and conditions thereof. There are no side letters or other oral or written contracts to which Parent or any of its Affiliates is a party imposing conditions upon the funding or investing, as applicable, of the full amount of the Equity Financing other than as expressly set forth in the Equity Commitment Letters.

Section 5.6 Limited Guarantee. Assuming the due authorization, execution and delivery by the Company, the Limited Guarantees are in full force and effect and is a legal, valid and binding obligation of the Sponsor and Founder Entity, subject to the Enforceability Exceptions, and no event has occurred that, with or without notice, lapse of time or both, would constitute a default on the part of the Sponsor or Founder Entity under the Limited Guarantees.

Section 5.7 Ownership of Equity Securities. As of the date hereof, other than as a result of this Agreement or as disclosed by any of the Rollover Shareholders on any Schedule 13D (including amendments thereof) filed with respect to the Company under the Exchange Act or as identified as “Rollover Shares” in the Support Agreement, none of Parent, Merger Sub or the Rollover Shareholders beneficially owns (as such term is used in Rule 13d-3 promulgated under the Exchange Act) any Shares.

Section 5.8 Parent Group Contracts. As of the date hereof, other than this Agreement, a consortium agreement dated June 20, 2020 by and between Ms. Guilan Jiang and the Sponsor, the Support Agreement, the Limited Guarantees and the Equity Commitment Letters, and all the schedules, exhibits and amendments thereto that have been made available to the Company (collectively, the “Parent Group Contracts”), there are no contracts, arrangements or understandings (whether oral or written): (i) between Parent, Merger Sub, the Rollover Shareholders, the Sponsor or any of their respective Affiliates (excluding the Company and its Subsidiaries), on the one hand, and any directors, officers, employees or shareholders of the Company or any Subsidiary, in their capacities as such, on the other hand, that relate in any way to the Transactions; or (ii) to which Parent, Merger Sub, the Sponsor or any Affiliates of the Sponsor is a party and pursuant to which any management member, director or shareholder of the Company would be entitled to receive consideration in respect of Company Equity Interests owned by it of a different amount or nature than the consideration that is provided in this Agreement or pursuant to which any shareholder of the Company has agreed to vote to approve this Agreement or the Merger or has agreed to vote against any Superior Proposal.

Section 5.9 Litigation. There is no Legal Proceeding pending against (or to Parent’s Knowledge, threatened in writing against or naming as a party thereto), Parent or Merger Sub that would reasonably be expected to, individually or in the aggregate, prevent or materially impair or delay the consummation of the Merger. Neither Parent nor any of its Subsidiaries is subject to any outstanding Order which has had or would reasonably be expected to, individually or in the aggregate, delay or prevent the consummation of the Transactions on or prior to the Outside Date.

Section 5.10 Brokers; Expenses. No broker, investment banker, financial advisor or other Person, is entitled to receive any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with this Agreement or the Merger based upon arrangements made by or on behalf of Parent, Merger Sub or any of their Subsidiaries.

Section 5.11 Independent Investigation. Each of Parent and Merger Sub has conducted its own independent review and analysis of the business, operations, assets, intellectual property, technology, liabilities, results of operations, financial condition and prospects of the Company and its Subsidiaries and acknowledges that each of Parent and Merger Sub has been provided access to personnel, properties, premises and records of the Company and its Subsidiaries for such purposes. Parent and Merger Sub each acknowledge and agree that, except for the representations and warranties expressly set forth in Article IV of this Agreement, (a) the Company does not make, and has not made, any representations or warranties relating to itself or its business or otherwise in connection with the Merger or the other Transactions and Parent and Merger Sub are not relying on any representation or warranty except for those expressly set forth in this Agreement, (b) the Company does not provide, and has not provided, any estimates, projections, predictions, forecasts, plans, budgets, assumptions, data, financial information, memoranda, presentations or any other materials or information to Parent, Merger Sub or any of their Representatives, and (c) Parent and Merger Sub are taking full responsibility for making their own investment decision.

Section 5.12 No Other Representations or Warranties. Except for the representations and warranties set forth in this Article V, none of Parent, Merger Sub or any other Person makes any express or implied representation or warranty with respect to Parent, Merger Sub or with respect to any other information provided to the Company in connection with the Transactions. Parent and Merger Sub hereby disclaim any other express or implied representations or warranties. Neither Parent nor Merger Sub is, directly or indirectly, making any representations or warranties regarding any pro-forma financial information or financial projections, to the extent applicable, or other forward-looking information or statements of Parent or any of its Subsidiaries.

Article VI
CONDUCT OF BUSINESS PENDING THE MERGER

Section 6.1 Conduct of Business. Except (a) as expressly contemplated by this Agreement, (b) as required by applicable Law, or (c) as consented to in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), during the period from the date of this Agreement until the Effective Time or the earlier termination of this Agreement pursuant to Section 9.1, the Company (x) shall and shall cause its Subsidiaries to, conduct its business in all material respects in the ordinary course of business and use commercially reasonable efforts to preserve its business organization intact, and maintain its existing relations and goodwill with customers, suppliers, distributors, creditors and those Persons with whom the Company or any of its Subsidiaries has business relationships that are material to the Company and its Subsidiaries, taken as a whole, (y) shall and shall cause its Subsidiaries to, use commercially reasonable efforts to keep available the services of their current officers and key employees, and (z) shall not, and shall not permit its Subsidiaries to, take any action that will result in any of the conditions to the Merger set forth in Article VIII not being satisfied, or fail to make in a timely manner any filings with the SEC required under the Securities Act or the Exchange Act or the rules and regulations promulgated thereunder.

Section 6.2 Non-Solicit; Change in Recommendation.

(a) Except as expressly permitted by this Section 6.2, the Company shall and shall cause each of its Subsidiaries and their respective Representatives acting in such capacity (i) to immediately cease and cause to be terminated any and all existing solicitations, discussions or negotiations, if any, with any third party, its Representatives and its financing sources conducted prior to the date hereof with respect to any Competing Proposal or inquiry, proposal or offer that would reasonably be expected to lead to a Competing Proposal, and shall request any such third party, its Representatives and its financing sources in possession of non-public information heretofore furnished to such Person by or on behalf of the Company and its Subsidiaries to return to the Company or destroy such non-public information (ii) not to release any third party from, or waive any provisions of, any confidentiality or standstill agreement to which it or any of its Subsidiaries is a party with respect to any Competing Proposal, and (iii) from the date hereof until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article IX, not, directly or indirectly, (A) solicit, initiate, induce, knowingly encourage or knowingly take any action designed to facilitate or otherwise assist with the making of any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to a Competing Proposal (including by way of furnishing nonpublic information with respect to, or affording access to the business, properties, assets, books, records, or any personnel of, the Company or any of its Subsidiaries), (B) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person nonpublic information in connection with or for the purpose of encouraging or facilitating, a Competing Proposal or any inquiry, proposal or offer which would reasonably be expected to lead to a Competing Proposal, (C) approve, endorse or recommend any Competing Proposal or any inquiry, proposal or offer which would reasonably be expected to lead to a Competing Proposal or authorize or execute or enter into any letter of intent, option agreement, agreement in principle or other contract contemplating or otherwise relating to a Competing Proposal or any inquiry, proposal or offer which would reasonably be expected to lead to a Competing Proposal, or (D) propose or agree to do any of the foregoing.

(b) Notwithstanding anything to the contrary contained in Section 6.2(a), if, at any time on or after the date hereof and prior to obtaining the Shareholder Approval, the Company or any of its Representatives receives an unsolicited, bona fide written Competing Proposal from any Person or group of Persons, which Competing Proposal was made or renewed on or after the date hereof and did not arise or result from a breach of this Section 6.2, (i) the Company and its Representatives may contact such Person or group of Persons solely to request clarification of the terms and conditions thereof, and (ii) if the Company Board (acting upon recommendation of the Special Committee) or the Special Committee, determines in good faith, after consultation with an independent financial advisor of international repute and outside legal counsel, that such Competing Proposal constitutes, or would reasonably be expected to lead to, a Superior Proposal, then the Company and its Representatives may (A) furnish, pursuant to an Acceptable Confidentiality Agreement, information (including non-public information) with respect to the Company and its Subsidiaries to the Person or group of Persons who has made such Competing Proposal; provided that the Company shall provide to Parent any non-public information concerning the Company or any of its Subsidiaries that is provided to any Person given such access which was not previously provided to Parent or its Representatives, prior to, substantially concurrently with or promptly after providing such information to such third party, and (B) engage in or otherwise participate in discussions or negotiations with the Person or group of Persons making such Competing Proposal.

(c) Except as expressly permitted by this Section 6.2(c) or Section 6.2(d), neither the Company Board (acting upon recommendation of the Special Committee) nor the Special Committee shall (i) fail to recommend to its shareholders that the Shareholder Approval be given or fail to include the Company Board Recommendation in the Proxy Statement, (ii) change, qualify, withhold, withdraw or modify, or publicly propose to change, qualify, withhold, withdraw or modify, in each case, in a manner adverse to Parent, the Company Board Recommendation, or take any other action or make any other public statement in connection with the Shareholder Meeting inconsistent with the Company Board Recommendation, (iii) make any recommendation or public statement in favor of a Competing Proposal that is a tender offer or exchange offer other than (A) a recommendation against such offer or (B) a temporary “stop, look and listen” communication by the Company Board pursuant to Rule 14d-9(f) of the Exchange Act or a statement that the Company Board has received and is evaluating a Competing Proposal, (iv) fail to publicly recommend against any Competing Proposal, or fail to publicly reaffirm the Company Board Recommendation, in each case within ten (10) Business Days following a Competing Proposal that has been publicly announced (or such fewer number of days as remains prior to the Shareholder Meeting, as it may be adjourned), or (v) adopt, approve or recommend, publicly propose to approve or recommend, a Competing Proposal, or publicly propose to enter into or cause or authorize the Company to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement or other contract with respect to a Competing Proposal (other than an Acceptable Confidentiality Agreement entered into in compliance with Section 6.2(b)) (each, an “Alternative Acquisition Agreement”) (any of the foregoing actions being referred to under (i) to (v), an “Adverse Recommendation Change”). Notwithstanding anything to the contrary herein, prior to the time the Shareholder Approval is obtained, the Company Board (acting upon recommendation of the Special Committee) or the Special Committee may make an Adverse Recommendation Change with respect to a Competing Proposal that was not solicited in breach of this Section 6.2, if and only if, prior to taking such action, the Company Board (acting upon recommendation of the Special Committee) or the Special Committee has determined in good faith, after consultation with an independent financial advisor of international repute and outside legal counsel, (x) that failure to make an Adverse Recommendation Change would or would be reasonably expected to violate the directors’ fiduciary duties under applicable Law, and (y) that such Competing Proposal constitutes a Superior Proposal, after giving effect to all of the adjustments which may be offered by Parent pursuant to the following provisos; provided, that, prior to making an Adverse Recommendation Change in connection with the Competing Proposal of any Person (1) the Company shall have given Parent at least five (5) Business Days’ prior written notice of its intention to take such action, which notice shall specify in reasonable detail the reasons therefor and describe the material terms and conditions of the Superior Proposal that is the basis for such action (it being understood that such material terms shall include the identity of the third party making the Superior Proposal), (2) the Company shall have negotiated, and shall have caused its Representatives to negotiate, in good faith with Parent during such notice period, to the extent Parent wishes to negotiate, to enable Parent to propose revisions to the terms of this Agreement such that it would cause such Superior Proposal to no longer constitute a Superior Proposal, and (3) following the end of such notice period, the Company Board (acting upon recommendation of the Special Committee) or the Special Committee shall have considered in good faith any proposed revisions to this Agreement proposed in writing by Parent, and shall have determined in good faith, following consultation with an independent financial advisor of international repute and outside legal counsel, that the Superior Proposal would continue to constitute a Superior Proposal if such revisions were to be given effect, and that failure to make an Adverse Recommendation Change would violate the directors’ fiduciary duties under applicable Law, and that such revisions proposed by Parent pursuant to the foregoing subclause (2) above would not obviate the need for an Adverse Recommendation Change and/or terminate this Agreement pursuant to Section 9.1(f) in response thereof; provided, further, that in the event of any material change to the material terms of such Superior Proposal, such materially changed Superior Proposal shall be deemed a new Superior Proposal and the Company shall, in each case, be required to again comply with the requirements set forth in the preceding proviso, except that the notice period referred to in subclause (1) thereof shall be at least three (3) Business Days.

(d) Notwithstanding anything to the contrary herein, prior to the time the Shareholder Approval is obtained, the Company Board (acting upon recommendation of the Special Committee) or the Special Committee may make an Adverse Recommendation Change (other than in response to a Superior Proposal, which shall be governed by Section 6.2(c)) if and only if (i) the Company Board has first reasonably determined in good faith, after consultation with an independent financial advisor of international repute and outside legal counsel, that failure to make such Adverse Recommendation Change would reasonably be expected to violate the directors’ fiduciary duties under applicable Law, (ii) five (5) Business Days shall have elapsed since the Company has given written notice of such Adverse Recommendation Change to Parent advising that it intends to take such action and specifying in reasonable detail the reasons therefor, (iii) during such five (5) Business Day period, the Company has considered and, if reasonably requested by Parent, engaged in good faith discussions with Parent regarding, any adjustment or modification to the terms of this Agreement proposed by Parent, and (iv) the Company Board (acting upon recommendation of the Special Committee) or the Special Committee, following such five (5) Business Day period, again reasonably determines in good faith, after consultation with an independent financial advisor of international repute and outside legal counsel and taking into account any adjustment or modification to the terms of this Agreement proposed by Parent, that failure to make such Adverse Recommendation Change would reasonably be expected to violate the directors’ fiduciary duties under applicable Law.

(e) Nothing in this Agreement shall prohibit the Company Board (acting upon recommendation of the Special Committee) or the Special Committee from: (i) taking and disclosing to the shareholders of the Company a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, or (ii) making any “stop, look and listen” communication to the Company’s shareholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act; provided that the foregoing shall not permit the Company Board or the Special Committee to make any Adverse Recommendation Change except as permitted by Section 6.2(c) or Section 6.2(d).

(f) The Company shall notify Parent promptly (but in no event later than thirty-six (36) hours) after its receipt of any written inquiries, proposals or offers or any written request for nonpublic information relating to the Company or any of its Subsidiaries in each case by any Person that informs the Company or any of its Subsidiaries that it is considering making, or has made, a Competing Proposal, or any material change to any terms of a Competing Proposal previously disclosed to Parent. Such notice shall be in writing, and shall specify in reasonable detail the identity of the Person making the Competing Proposal, inquiry, proposal, offer or request, all material terms and conditions of such Competing Proposal, inquiry, proposal, offer or request, and whether the Company has any intention to provide confidential information to such Person. The Company shall also promptly, and in any event within thirty-six (36) hours, notify Parent, in writing, if it enters into discussions or negotiations concerning any Competing Proposal or provides nonpublic information to any person in accordance with this Section 6.2. In addition, following the date hereof, the Company shall keep Parent reasonably informed on a reasonably current basis of any material developments, discussions or negotiations regarding any written inquiries, proposals or offers with respect to a Competing Proposal and upon the request of Parent shall apprise Parent of the status of such Competing Proposal. The Company agrees that it and its Subsidiaries will not enter into any confidentiality agreement with any Person subsequent to the date of this Agreement which prohibits it from providing any information to Parent in accordance with this Section 6.2.

(g) As used in this Agreement, “Competing Proposal” shall mean any proposal or offer from any Person (other than Parent and Merger Sub) or “group,” within the meaning of Section 13(d) of the Exchange Act, relating to, in a single transaction or series of related transactions, any (i) acquisition of assets of the Company and its Subsidiaries equal to 20% or more of the Company’s consolidated assets or to which 20% or more of the Company’s revenues or earnings on a consolidated basis are attributable, (ii) acquisition of 20% or more of the outstanding Shares, (iii) tender offer or exchange offer that if consummated would result in any Person beneficially owning 20% or more of the outstanding Shares, (iv) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its Subsidiaries which, in the case of a merger, consolidation, share exchange or business combination, would result in any Person acquiring assets, individually or in the aggregate, constituting 20% or more of the Company’s consolidated assets or to which 20% or more of the Company’s revenues or earnings on a consolidated basis are attributable, or (v) any combination of the foregoing types of transactions if the sum of the percentage of consolidated assets, consolidated revenues or earnings and Shares involved is 20% or more; in each case, other than the Transactions.

(h) As used in this Agreement, “Superior Proposal” shall mean any bona fide written Competing Proposal that the Company Board (acting upon the recommendation of the Special Committee) has determined in good faith, after consultation with its independent financial advisors of international repute and outside legal counsel, and taking into account all legal, regulatory, financial, timing and other aspects of the proposal and the Person making the proposal (including any break-up fees, expense reimbursement provisions and conditions to consummation), is more favorable to the Company and its shareholders (other than the Rollover Shareholders) than the Transactions (taking into account, as the case may be, any revisions to the terms of this Agreement proposed by Parent in response to such proposal or otherwise) and is otherwise reasonably capable of being completed on the terms proposed; provided, that for purposes of the definition of “Superior Proposal,” the references to “20%” in the definition of Competing Proposal shall be deemed to be references to “50%;” provided, further, that any such offer shall not be deemed to be a “Superior Proposal” if (A) any financing required to consummate the transaction contemplated by such proposal is not then fully committed to the Person making such proposal and non-contingent, (B) the consummation of the transaction contemplated by such proposal is conditional upon the obtaining and/or funding of such financing, or (C) the transaction contemplated by such proposal is not reasonably capable of being completed on the terms proposed without unreasonable delay.

(i) The Company shall not submit to the vote of its shareholders any Competing Proposal other than the Merger prior to the termination of this Agreement.

Section 6.3 Proxy Statement and Schedule 13E-3.

(a) As soon as practicable following the date hereof, the Company shall prepare and cause to be filed with the SEC, with the assistance of Parent and Merger Sub, the Proxy Statement. Concurrently with the preparation of the Proxy Statement, the Company, Parent and Merger Sub shall jointly prepare and cause to be filed with the SEC a Rule 13e-3 transaction statement on Schedule 13E-3 relating to the authorization and approval of this Agreement, the Plan of Merger and the Transactions by the shareholders of the Company (such Schedule 13E-3, as amended or supplemented, being referred to herein as the “Schedule 13E-3”). Each of the Company, Parent and Merger Sub shall use its reasonable best efforts to ensure that the Proxy Statement and the Schedule 13E-3 comply in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder. Subject to Section 6.2, the Company shall include the Company Board Recommendation in the Proxy Statement. Each of the Company, Parent and Merger Sub shall use its reasonable best efforts to respond promptly to any comments of the SEC with respect to the Proxy Statement and the Schedule 13E-3. Each of Parent and Merger Sub shall provide reasonable and timely assistance and cooperation to the Company in the preparation, filing and distribution of the Proxy Statement, the Schedule 13E-3 and the resolution of comments from the SEC. Upon its receipt of any comments from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to the Proxy Statement and the Schedule 13E-3, the Company shall promptly notify Parent and Merger Sub and in any event within twenty-four (24) hours and shall provide Parent with copies of all correspondence between the Company and its Representatives, on the one hand, and the SEC and its staff, on the other hand. Prior to filing the Schedule 13E-3 or mailing the Proxy Statement (or in each case, any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company (i) shall provide Parent and Merger Sub with a reasonable period of time to review and comment on such document or response and (ii) shall consider in good faith all additions, deletions or changes reasonably proposed by Parent in good faith.

(b) Each of the Company, Parent and Merger Sub shall furnish all information concerning itself and its respective Affiliates that is required to be included in the Proxy Statement or that is customarily included in proxy statements prepared in connection with transactions of the type contemplated by this Agreement, and each of the Company, Parent and Merger Sub shall promptly furnish all information concerning such Party to the others as may be reasonably requested in connection with the preparation, filing and distribution of the Proxy Statement, the Schedule 13E-3 or any other documents filed or to be filed with the SEC in connection with the Transactions. Each of Parent, Merger Sub and the Company agrees, as to itself and its respective Affiliates or Representatives, that none of the information supplied or to be supplied by Parent, Merger Sub or the Company, as applicable, expressly for inclusion or incorporation by reference in the Proxy Statement, the Schedule 13E-3 or any other documents filed or to be filed with the SEC in connection with the Transactions, will, as of the time such documents (or any amendment thereof or supplement thereto) are mailed to the holders of Shares and at the time of the Shareholder Meeting, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of Parent, Merger Sub and the Company further agrees that all documents that such Party is responsible for filing with the SEC in connection with the Merger will comply as to form and substance in all material respects with the applicable requirements of the Securities Act, the Exchange Act and any other applicable Laws and that all information supplied by such Party for inclusion or incorporation by reference in such document will not contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If at any time prior to the Effective Time, any event or circumstance relating to Parent, Merger Sub or the Company, or their respective Affiliates, officers or directors, should be discovered that should be set forth in an amendment or a supplement to the Proxy Statement or the Schedule 13E-3 so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the Party discovering such event or circumstance shall promptly inform the other Parties and an appropriate amendment or supplement describing such event or circumstance shall be promptly filed with the SEC and disseminated to the shareholders of the Company to the extent required by Law; provided that prior to such filing, the Company and Parent, as the case may be, shall consult with each other with respect to such amendment or supplement and shall afford the other Parties and their Representatives a reasonable opportunity to comment thereon.

(c) At the Shareholder Meeting, and any other meeting of the shareholders of the Company called to seek the Shareholder Approval or in any other circumstances upon which a vote, consent or other approval (including by written consent) with respect to this Agreement, the Plan of Merger or the Transactions contemplated herein is sought, Parent shall (i) vote, or cause to be voted, all Shares held directly or indirectly by Parent or Merger Sub or with respect to which Parent or Merger Sub otherwise has, directly or indirectly, voting power at such Shareholder Meeting in favor of the authorization and approval of this Agreement, the Plan of Merger and the Transactions and (ii) if necessary, enforce the agreement of the Rollover Shareholders set forth in the relevant Support Agreement to vote in favor of the authorization and approval of this Agreement, the Plan of Merger and the Transactions.

Section 6.4 Shareholder Meeting.

(a) As soon as practicable after the SEC confirms that it has no further comments on the Schedule 13E-3 and the Proxy Statement, the Company shall (i) establish a record date for determining shareholders of the Company entitled to vote at the Shareholder Meeting (the “Record Date”) and shall not change such Record Date or establish a different record date for the Shareholder Meeting without the prior written consent of Parent, unless required to do so by applicable Laws; and in the event that the date of the Shareholder Meeting as originally called is for any reason adjourned or otherwise delayed, the Company agrees that unless Parent shall have otherwise approved in writing or as required by applicable Laws or stock exchange requirement, the Company shall, if possible, implement such adjournment or other delay in such a way that the Company does not need to establish a new Record Date for the Shareholder Meeting, as so adjourned or delayed and (ii) mail or cause to be mailed the Proxy Statement to the holders of Shares, for the purpose of voting upon the authorization and approval of this Agreement, the Plan of Merger and the Transactions. Subject to Section 6.4(b), without the prior written consent of Parent, the authorization and approval of this Agreement, the Plan of Merger and the Transactions, are the only matters (other than procedural matters) that shall be proposed to be voted upon by the shareholders of the Company at the Shareholder Meeting.

(b) As soon as practicable after the date of mailing the Proxy Statement, the Company shall hold the Shareholder Meeting in accordance with the applicable Laws and the Company Governing Documents. Subject to Section 6.2, (i) the Company Board shall recommend to holders of the Shares that they authorize and approve this Agreement, the Plan of Merger and the Transactions, and shall include such recommendation in the Proxy Statement and (ii) the Company shall use its reasonable best efforts to solicit from its shareholders proxies in favor of the authorization and approval of this Agreement, the Plan of Merger and the Transactions and shall take all other action necessary or advisable to secure the Shareholder Approval. Notwithstanding anything to the contrary contained in this Agreement but subject to Section 6.4(c), unless this Agreement is validly terminated in accordance with Article IX, (x) the Company’s obligations pursuant to this Section 6.4 shall not be limited or otherwise affected by the commencement, public proposal, public disclosure or communication to the Company or any other Person of any Competing Proposal, and (y) the Company’s obligations pursuant to this Section 6.4 (other than the second sentence of this Section 6.4(b)) shall not be limited or otherwise affected by any Adverse Recommendation Change.

(c) Notwithstanding Section 6.4(b), after consultation in good faith with Parent, the Company may recommend the adjournment of the Shareholder Meeting to its shareholders (i) to the extent necessary to ensure that any required supplement or amendment to the Proxy Statement is provided to the holders of Shares within a reasonable amount of time in advance of the Shareholder Meeting, (ii) as otherwise required by applicable Law or (iii) if as of the time for which the Shareholder Meeting is scheduled as set forth in the Proxy Statement, there are insufficient Shares represented (in person or by proxy) to constitute a quorum necessary to conduct the business of the Shareholder Meeting. If the Shareholder Meeting is adjourned, the Company shall convene and hold the Shareholder Meeting as soon as reasonably practicable thereafter, subject to the immediately preceding sentence; provided that the Company shall not recommend to its shareholders the adjournment of the Shareholder Meeting to a date that is less than ten (10) Business Days prior to the Outside Date.

(d) The Company shall hold the Shareholder Meeting as promptly as practicable following the mailing of the Proxy Statement in accordance with the Company Governing Documents and applicable Laws. Notwithstanding the foregoing, the Company may postpone or adjourn the Shareholder Meeting: (i) with the consent of Parent, (ii) if as of the time for which the Shareholder Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient Shares represented (either in person or by proxy) (A) to constitute a quorum necessary to conduct the business of the Shareholder Meeting or (B) voting in favor of approval of this Agreement and the Transactions to obtain the Shareholder Approval, or (iii) in order to allow reasonable additional time for (A) the filing and mailing of any supplemental or amended disclosure (1) which the Company Board has determined in good faith after consultation with outside counsel is necessary under applicable Laws (2) or at the reasonable request of Parent, and (B) such supplemental or amended disclosure to be disseminated and reviewed by the Company’s shareholders prior to the Shareholder Meeting.

Article VII
ADDITIONAL AGREEMENTS

Section 7.1 Access; Notice of Certain Events.

(a) From the date of this Agreement until the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 9.1, the Company shall, and shall cause each of its Subsidiaries to, upon reasonable prior written notice, give (i) Parent, its officers, employees and authorized Representatives, reasonable access during normal business hours to all of the Company’s books, records, officers, employees, agents, offices and other assets, contracts, facilities and properties, (ii) furnish to Parent, its counsel, financial advisors, auditors and other authorized Representatives such financial and operating data and other information (including the work papers of the Company’s independent accountants upon receipt of any required consents from such accountants and subject to the execution of customary access letters) as such Persons may reasonably request and (iii) instruct the employees, consultants, agents, counsel, financial advisors, auditors and other authorized Representatives of the Company and its Subsidiaries to reasonably cooperate with Parent in its investigation of the Company and its Subsidiaries; provided that all such access shall be coordinated through the Company or its Representatives. The terms of any Acceptable Confidentiality Agreement entered into in compliance with Section 6.2(b) shall apply to any information provided pursuant to this Section 7.1. Notwithstanding anything to the contrary set forth herein, the Company shall not be required to provide access to, or to disclose information, to the extent such access or disclosure would (A) jeopardize the attorney-client or similar privilege of the Company or any of its Subsidiaries, (B) contravene any applicable Law (including with respect to any competitively sensitive information, if any), (C) violates any of its obligations with respect to confidentiality or (D) interfere with the normal operations of the Company or any of its Subsidiaries.

(b) The Company shall give prompt written notice to Parent, and Parent shall give prompt written notice to the Company, (i) of any notice or other communication received by such Party from any Governmental Entity in connection with this Agreement, the Merger or the other Transactions, or from any Person alleging that the consent of such Person (or another Person) is or may be required in connection with the Merger or the other Transactions, if the subject matter of such communication or the failure of such Party to obtain such consent would reasonably be expected to be material to the Company, the Surviving Entity or Parent, (ii) of any Legal Proceeding commenced or, to any Party’s Knowledge, threatened against, such Party or any of its Subsidiaries or Affiliates, in each case in connection with, arising from or otherwise relating to the Merger or any other Transaction, or (iii) upon becoming aware of the occurrence or impending occurrence of any Effect to it or any of its Subsidiaries or Affiliates, which (A) individually or in the aggregate, would or would reasonably be expected to, prevent, materially delay or materially impede the ability of Parent or Merger Sub to consummate the Merger or the other Transactions in accordance with the terms of this Agreement or (B) individually or in the aggregate, would or would be expected to have, a Material Adverse Effect, as the case may be. No failure or delay in delivering any such notice shall affect any of the conditions set forth in Article VIII.

Section 7.2 Efforts; Consents and Approvals.

(a) Subject to the terms and conditions of this Agreement, each of the Parties will use its reasonable best efforts to (i) take, or cause to be taken, all appropriate action and do, or cause to be done, all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the Transactions as promptly as practicable, (ii) obtain, or cause their Affiliates to obtain, from any Governmental Entities any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained by Parent or the Company or any of their respective Subsidiaries, or to avoid any action or proceeding by any Governmental Entity, in connection with the authorization, execution and delivery of this Agreement and the consummation of the Transactions, and (iii) as promptly as reasonably practicable after the date hereof, make, or cause their Affiliates to make, all necessary filings, and thereafter make any other required submissions, and pay any fees due in connection therewith, with respect to this Agreement, the Transactions under other applicable Law; provided, that the Parties will cooperate with each other in determining whether any action by or in respect of, or filing with, any Governmental Entity is required, in connection with the consummation of the Transactions and seeking any such actions, consents, approvals or waivers or making any such filings. The Company and Parent will furnish, and cause their Affiliates to furnish, to each other all information required for any application or other filing under the rules and regulations of any applicable Law in connection with the Transactions.

(b) The Parties will give (or will cause their respective Affiliates to give) any notices to third parties (other than Government Entities), and use, and cause their respective Affiliates to use, their commercially reasonable efforts to obtain any third-party (other than Government Entities) consents necessary or required to consummate the Transactions, including the third party notices and consents listed in Section 4.5 of the Disclosure Schedule.

(c) Without limiting the generality of anything contained in this Section 7.2, each Party will, and will cause their Affiliates to: (i) give the other Parties prompt notice of the making or commencement of any request, inquiry, investigation, action or other Legal Proceeding by or before any Governmental Entity with respect to the Merger or any of the other Transactions; (ii) keep the other Parties informed as to the status of any such request, inquiry, investigation, action or other Legal Proceeding; and (iii) promptly inform the other Parties of any communication to or from any Governmental Entity regarding the Merger. Each Party will consult and cooperate, and will cause its Affiliates to consult and cooperate, with the other Parties and will consider in good faith the views of the other Parties in connection with any filing, analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with the Merger or any of the other Transactions. In addition, except as may be prohibited by any Governmental Entity or by any Law, in connection with any such request, inquiry, investigation, action or other Legal Proceeding, each Party will permit, and will cause its Affiliates to permit, authorized Representatives of the other Parties to be present at each meeting or conference relating to such request, inquiry, investigation, action or other Legal Proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Entity in connection with such request, inquiry, investigation, action or other Legal Proceeding.

(d) To the extent it is determined by the Parties in good faith that any Regulatory Filings are required to be made with respect to the Transactions to any competent Governmental Entity, each of Parent, Merger Sub and the Company will, and will cause its Affiliates to, (i) make, and cooperate and coordinate with each other in the making of, such Regulatory Filings as promptly as practicable with or to each such competent Governmental Entity, (ii) supply each other or each other’s outside counsel with any information that may be required or requested by any such Governmental Entity in connection with such Regulatory Filings, (iii) supply any additional information that may be required or requested by such Governmental Entity in which any such Regulatory Filings are made under any such applicable Laws as promptly as practicable, and (iv) use its reasonable best efforts to cause the expiration or termination of the applicable waiting periods under any such applicable Laws as soon as reasonably practicable.

(e) Notwithstanding the foregoing, nothing contained in this Agreement will require, or be construed to require, Parent or any of its Affiliates to, and neither the Company nor any of its Subsidiaries shall, proffer to, or agree to, sell, divest, lease, license, transfer, dispose of or otherwise encumber or hold separate, before or after the Effective Time, any of the assets, licenses, operations, rights, products or businesses held by any of them prior to the Effective Time, or any interest therein, or to agree to any material change (including through a licensing arrangement) or restriction on, or other impairment of Parent’s or any of its Affiliates’ (including, after the Effective Time, the Company or its Subsidiaries) ability to own, manage or operate, any such assets, licenses, operations, rights, products or businesses, or any interest therein, or Parent’s ability to vote, transfer, receive dividends or otherwise exercise full ownership rights with respect to the stock of the Surviving Entity (any of the actions referred to in this Section 7.2(e), a “Non-Required Remedy”).

Section 7.3 Publicity. So long as this Agreement is in effect, neither the Company nor Parent, nor any of their respective Affiliates, shall issue or cause the publication of any press release or other announcement with respect to the Merger or this Agreement without the prior written consent of the other Party, unless such Party determines, after consultation with outside counsel, that it is required by applicable Law or any Government Entities or by any listing agreement with or the listing rules of a national securities exchange or trading market to issue or cause the publication of any press release or other announcement with respect to the Merger or this Agreement, in which event such Party shall provide a reasonable opportunity to the other Party to review and comment upon such press release or other announcement and shall give due consideration to all reasonable additions, deletions or changes suggested thereto; provided, however, that the Company shall not be required to provide any such review or comment to Parent, in connection with the receipt and existence of a Competing Proposal and matters related thereto or an Adverse Recommendation Change; provided, further, that each Party and their respective controlled Affiliates may make statements that are not inconsistent with previous press releases, public disclosures or public statements made by Parent and the Company in compliance with this Section 7.3.

Section 7.4 Directors’ and Officers’ Insurance and Indemnification.

(a) Parent shall, and shall cause the Surviving Entity and each of the Company’s Subsidiaries to, for a period of six (6) years after the Effective Time (and until such later date as of which any matter covered hereby commenced during such six (6) year period shall have been finally disposed of), honor and fulfill in all respects the obligations of such Person to the fullest extent permissible under applicable Law, the Company Governing Documents and corresponding organizational or governing documents of such Subsidiary, in each case, as in effect on the date hereof and under any indemnification or other similar agreements in effect on the date hereof (the “Indemnification Agreements”), to the individuals entitled to indemnification, exculpation and/or advancement of expenses under such Company Governing Documents, other organizational or governing documents or Indemnification Agreements (including each present and former director and officer of the Company and its Subsidiaries) (the “Covered Persons”) arising out of or relating to actions or omissions in their capacity as such occurring at or prior to the Effective Time, including in connection with the consideration, negotiation and approval of this Agreement and the Transactions.

(b) Notwithstanding anything to the contrary contained in this Section 7.4 or elsewhere in this Agreement, Parent and the Surviving Entity (x) shall not be liable for any settlement effected without their prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned), (y) shall not have any obligation under this Agreement to any Covered Person to the extent that a court of competent jurisdiction shall determine in a final and non-appealable Order that such indemnification is prohibited by applicable Law, in which case the Covered Person shall promptly refund to Parent or the Surviving Entity the amount of all such expenses theretofore advanced pursuant thereto (unless such court orders otherwise), and (z) shall not settle or compromise or consent to the entry of any judgment or otherwise seek termination with respect to any claim, action, suit, proceeding or investigation of a Covered Person for which indemnification may be sought under this Section 7.4(b) unless such settlement, compromise, consent or termination includes an unconditional release of such Covered Person from all liability arising out of such claim, action, suit, proceeding or investigation and does not include any admission of liability with respect to such Covered Person or such Covered Person consents in writing.

(c) For a period of six (6) years after the Effective Time (and until such later date as of which any matter covered hereby commenced during such six (6) year period shall have been finally disposed of), the organizational and governing documents of the Surviving Entity and each of the Company’s Subsidiaries shall, to the extent consistent with applicable Law, contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of Covered Persons for periods prior to and including the Effective Time than are currently set forth in the Company Governing Documents and the organizational and governing documents of each of the Company’s Subsidiaries in effect on the date hereof (as the case may be) and shall not contain any provision to the contrary. The Indemnification Agreements with Covered Persons that survive the Merger shall continue in full force and effect in accordance with their terms.

(d) For a period of six (6) years after the Effective Time (and until such later date as of which any matter covered hereby commenced during such six (6) year period shall have been finally disposed of), Parent shall cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by the Company (provided that Parent may substitute therefor policies with reputable and financially sound carriers of at least the same coverage and amounts containing terms and conditions which are no less advantageous) with respect to claims arising from or related to facts or events which occurred at or before the Effective Time; provided, however, that Parent shall not be obligated to make annual premium payments for such insurance to the extent such premiums exceed 300% of the annual premiums paid as of the date hereof by the Company for such insurance (such 300% amount, the “Base Premium”); provided, further, if such insurance coverage cannot be obtained at all, or can only be obtained at an annual premium in excess of the Base Premium, Parent shall maintain the most advantageous policies of directors’ and officers’ insurance obtainable for an annual premium equal to the Base Premium; provided, further, if the Company in its sole discretion elects, by giving written notice to Parent at least five (5) Business Days prior to the Effective Time, then, in lieu of the foregoing insurance, effective as of the Effective Time, the Company shall purchase a directors’ and officers’ liability insurance “tail” or “runoff” insurance program for a period of six (6) years after the Effective Time with respect to wrongful acts and/or omissions committed or allegedly committed at or prior to the Effective Time (such coverage shall have an aggregate coverage limit over the term of such policy in an amount not to exceed the annual aggregate coverage limit under the Company’s existing directors’ and officers’ liability policy, and in all other respects shall be comparable to such existing coverage); provided, further, that the annual premium shall not exceed the Base Premium.

(e) The Covered Persons (and their successors and heirs) shall be third party beneficiaries of this Section 7.4. All rights under this Section 7.4 are intended to be in addition to and not in substitution of other rights any Covered Persons may otherwise have.

Section 7.5 Takeover Statutes. The Parties and their respective board of directors (or equivalent) shall use their respective commercially reasonable efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to the Merger or any of the other Transactions, and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary so that the Merger and the other Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to lawfully eliminate or minimize the effect of such Takeover Statute on the Merger and the other Transactions.

Section 7.6 Control of Operations. Without limiting any Party’s rights or obligations under this Agreement, the Parties understand and agree that (a) nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company’s operations prior to the Effective Time, and (b) prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

Section 7.7 Security Holder Litigation. The Company shall promptly notify Parent of any Legal Proceeding related to this Agreement, the Merger or the other Transactions threatened or brought against the Company, its directors and/or officers by security holders of the Company (a “Transaction Litigation”) and shall keep Parent informed on a reasonably prompt basis regarding any such Transaction Litigation. The Company shall give Parent a reasonable opportunity to (a) participate in the defense, settlement or prosecution of any Transaction Litigation and (b) consult with counsel to the Company regarding the defense, settlement or prosecution of any such Transaction Litigation; provided that the Company shall not compromise or settle any Transaction Litigation or consent to the same without Parent’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 7.8 Stock Exchange Delisting. Prior to the Effective Time, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of Nasdaq to enable the delisting of the Surviving Entity from Nasdaq and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time.

Section 7.9 Further Assurances.

Each Party agrees that, from time to time after the Closing Date, it will execute and deliver, or cause its Affiliates to execute and deliver, such further instruments, and take (or cause its Affiliates to take) such other action, as may be reasonably necessary to carry out the purposes and intents of this Agreement.

Section 7.10 Management. In no event shall Parent or Merger Sub or any of their respective Affiliates enter into any contracts that are effective prior to the Closing with any member of the Company’s or its Subsidiaries’ management or any other employees of the Company or its Subsidiaries that contain any terms that prohibit or restrict such member of management or such employee from exercising such person’s duties in such capacity.

Article VIII
CONDITIONS TO THE MERGER

Section 8.1 Conditions to Each Party’s Obligations. The respective obligations of each Party to effect the Merger shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions, any and all of which may be waived in whole or in part by Parent, Merger Sub and the Company, as the case may be, to the extent permitted by applicable Law:

(a) Shareholder Approval. The Shareholder Approval shall have been obtained in accordance with the CICL and the Company Governing Documents.

(b) Laws and Orders. No Governmental Entity of competent jurisdiction (in a jurisdiction material to the business of the Company or Parent) shall have enacted, issued, promulgated, enforced or entered any Law or Order (whether temporary, preliminary or permanent) which is then in effect and has the effect of restraining, enjoining or otherwise prohibiting or making illegal the consummation of the Merger or other Transactions, or imposes a Non-Required Remedy.

Section 8.2 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver (in writing) by Parent on or prior to the Closing Date of each of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company set forth in the first two sentences of Section 4.2(a) shall be true and correct in all respects save for de minimis inaccuracies as of the date hereof and as of the Closing Date as though made as of the Closing Date, (ii) the representations and warranties of the Company set forth in Section 4.1, Section 4.2 (other than the first two sentences of Section 4.2(a)), Section 4.3, Section 4.4, Section 4.5, Section 4.9 and Section 4.15 shall be true and correct in all material respects as of the date hereof and as of the Closing Date as though made as of the Closing Date, and (iii) each of the other representations and warranties of the Company set forth in this Agreement shall be true and correct as of the date hereof and as of the Closing Date as though made as of the Closing Date, except, in each case, (x) representations and warranties that by their terms speak as of a specific date shall be true and correct only as of such date, and (y) where any failures of any such representations and warranties to be true and correct (without giving effect to any “materiality” or “Material Adverse Effect” qualifier set forth therein), individually or in the aggregate have not had and would not reasonably be expected to have, a Material Adverse Effect.

(b) Performance of Obligations of the Company. The Company shall have performed or complied in all material respects with all agreements and obligations required to be performed or complied with by it under this Agreement at or prior to the Effective Time.

(c) No Material Adverse Effect. Since the date of this Agreement, no Material Adverse Effect shall have occurred that is continuing.

(d) Dissenting Shareholders. The holders of not more than 10% of the Shares shall have validly served and not withdrawn a notice of objection under Section 238(2) of the CICL.

(e) Third Party Consents. The Company shall have obtained the third party consents or waivers in writing for the contracts it has entered into, except for any such contract that has been terminated or has expired prior to the Closing Date, unless such termination is in relation to the failure to obtain such consent or waiver.

(f) Officer Certificate. The Company shall have delivered to Parent a certificate, dated the Closing Date, signed by a senior executive officer of the Company, certifying as to the fulfilment of the conditions specified in Section 8.2(a), Section 8.2(b), Section 8.2(c) and Section 8.2(d).

Section 8.3 Conditions to Obligations of the Company. The obligations of the Company to effect the Merger are also subject to the satisfaction or waiver (in writing) by the Company on or prior to the Closing Date of each of the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct as of the date hereof and as of the Closing Date as though made as of the Closing Date, except (i) representations and warranties that by their terms speak as of a specific date shall be true and correct only as of such date, and (ii) where any failures of any such representations and warranties to be true and correct (without giving effect to any “materiality” qualifier set forth therein) would not reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the consummation of the Transactions by Parent or Merger Sub or the performance by Parent or Merger Sub of their respective material obligations under this Agreement.

(b) Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed or complied in all material respects with all agreements and obligations required to be performed or complied with by them under this Agreement at or prior to the Effective Time.

(c) Officer Certificate. Parent shall have delivered to the Company a certificate, dated the Closing Date, signed by a director or senior executive officer of Parent, certifying as to the fulfilment of the conditions specified in Section 8.3(a) and Section 8.3(b).

Section 8.4 Frustration of Closing Conditions. None of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in this Article VIII to be satisfied if such failure were caused by such Party’s failure to comply with this Agreement and consummate the Transactions as contemplated by this Agreement.

Article IX
TERMINATION

Section 9.1 Termination. This Agreement may be terminated and the Merger and the other Transactions may be abandoned, at any time prior to the Effective Time, whether before or after receipt of the Shareholder Approval (except as otherwise stated below) as follows:

(a) by mutual written consent of Parent and the Company (acting upon the recommendation of the Special Committee);

(b) by either Parent or the Company (acting upon the recommendation of the Special Committee), if there has been a breach or failure to perform by the other Party or Parties of any representation, warranty, covenant or agreement set forth in this Agreement, which breach or failure (i) in the case of a breach or failure by the Company, would result in the conditions in Section 8.2(a), Section 8.2(b), Section 8.2(c), Section 8.2(d) or Section 8.2(e) not being satisfied, and (ii) in the case of a breach or failure by Parent or Merger Sub, would result in the conditions in Section 8.3 not being satisfied, and in each case such breach is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured within the earlier of (x) thirty (30) calendar days after the receipt of written notice thereof by the defaulting Party from the non-defaulting Party, or (y) three (3) Business Days before the Outside Date; provided, however, that this Agreement may not be terminated pursuant to this Section 9.1(b) by any Party if such Party is in material breach of any representation, warranty, covenant or agreement set forth in this Agreement in any manner that shall have been the primary cause of the failure of a condition to the consummation of the Merger to be satisfied;

(c) by either Parent or the Company (acting upon the recommendation of the Special Committee), if the Effective Time shall not have occurred by 11:59 pm, Beijing time on the Outside Date; provided, however, that the right to terminate this Agreement pursuant to this Section 9.1(c) shall not be available to any Party whose failure to fulfill any obligation under this Agreement has been the primary cause of, primarily resulted in, or materially contributed to, the Effective Time not occurring on or prior to the Outside Date;

(d) by Parent at any time prior to the receipt of the Shareholder Approval, if the Company Board shall have effected an Adverse Recommendation Change;

(e) by the Company at any time prior to the receipt of the Shareholder Approval, if (i) the Company Board (acting upon the recommendation of the Special Committee) shall have effected an Adverse Recommendation Change in light of a Superior Proposal in accordance with the terms and conditions thereunder and authorized the Company to enter into an Alternative Acquisition Agreement effecting such Superior Proposal and (ii) the Company concurrently with, or immediately after, the termination of this Agreement enters into such Alternative Acquisition Agreement; provided, that the Company shall not be entitled to terminate this Agreement pursuant to this Section 9.1(e) unless: (A) the Company has complied in all material respects with the requirements of Section 6.2 with respect to such Superior Proposal and Alternative Acquisition Agreement and (B) the Company pays in full the Company Termination Fee in accordance with Section 9.2(b)(iii) immediately after such termination pursuant to this Section 9.1(e);

(f) by the Company at any time prior to the receipt of the Shareholder Approval, if the Company Board (acting upon the recommendation of the Special Committee) has effected an Adverse Recommendation Change and authorized termination of this Agreement pursuant to Section 6.2(c);

(g) by either the Company or Parent if a Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Order (whether temporary, preliminary or permanent) which is then in effect and has the effect of restraining, enjoining or otherwise prohibiting or making illegal the consummation of the Merger or other Transactions; provided, however, where such restraint is the result of an Order, the party seeking to terminate this Agreement pursuant to this Section 9.1(g) shall have used reasonable best efforts to prevent the entry of and to remove such Order in accordance with Section 7.2; provided, further, that the right to terminate this Agreement pursuant to this Section 9.1(g) shall not be available to any Party whose failure to comply with any provision of this Agreement has been the primary cause of such Order;

(h) by either the Company or Parent, if the Shareholder Approval shall not have been obtained after the final adjournment of the Shareholder Meeting at which a vote on such approval was taken; provided that, Parent may not terminate this Agreement pursuant to this Section 9.1(h) if such failure to obtain the Shareholder Approval is a result of (i) a breach of Section 6.3(c) by Parent or (ii) a breach of any Support Agreement by any Rollover Shareholder; or

(i) by the Company if (i) all of the conditions in Section 8.1 and Section 8.2 have been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the Closing that at such time could be taken), (ii) the Company has irrevocably confirmed by written notice to Parent that all conditions set forth in Section 8.3 have been satisfied, or that it is willing to waive any unsatisfied condition in Section 8.3, and that the Company is ready, willing and able to complete the Merger, and (iii) Parent shall have failed to effect the Closing within ten (10) Business Days following its receipt of the written notice from the Company.

Section 9.2 Effect of Termination.

(a) In the event of the termination of this Agreement as provided in Section 9.1, written notice thereof shall forthwith be given to the other Party or Parties specifying the provision hereof pursuant to which termination is made, and this Agreement shall forthwith become null and void and there shall be no liability on the part of Parent, Merger Sub or the Company, except that this Section 9.2 and Section 10.3 through Section 10.11 (and any related definitions contained in any such Sections or Article) shall survive such termination.

(b) In the event that:

(i) (i) (A) a Competing Proposal with respect to the Company shall have been publicly made, proposed or disclosed and not withdrawn after the date of this Agreement and prior to the Shareholder Meeting, (B) at a time when the condition in the preceding subclause (A) is satisfied, this Agreement is terminated (x) by the Company or Parent pursuant to Section 9.1(h) or (y) by the Company pursuant to Section 9.1(c) or 9.1(f), and (C) within twelve (12) months of the date of such termination, the Company enters into a definitive agreement with respect to, or consummates the transactions contemplated by, a Competing Proposal (provided, that for purposes of this clause (C), the references to “20%” in the definition of Competing Proposal shall be deemed to be references to 50%), then the Company shall pay the Company Termination Fee as directed by Parent by wire transfer of same day funds substantially concurrently with the earlier of the entry into such definitive agreement or consummation of the transactions contemplated by such Competing Proposal;

(ii) this Agreement is terminated by Parent pursuant to Section 9.1(b) or Section 9.1(d), then the Company shall pay the Company Termination Fee as directed by Parent by wire transfer of same day funds within ten (10) Business Days after such termination;

(iii) this Agreement is terminated by the Company pursuant to Section 9.1(e), then the Company shall pay the Company Termination Fee as directed by Parent by wire transfer of same day funds immediately after such termination pursuant to Section 9.1(e);

(iv) this Agreement is terminated by the Company pursuant to Section 9.1(b) or Section 9.1(i), then Parent shall pay the Parent Termination Fee as directed by the Company by wire transfer of same day funds within ten (10) Business Days after such termination; and

(v) this Agreement is terminated by the Company or by Parent pursuant to Section 9.1(c), and (A) the Company has not breached any of its covenants or other agreements hereunder such that the condition to Closing set forth therein would not be satisfied and (B) all conditions to Closing other than those that by their terms are to be satisfied at the Closing, provided that such conditions are capable of being satisfied at the time of the termination by the Company or Parent pursuant to Section 9.1(c) as if such time were the Closing) have been satisfied or waived, then Parent shall pay the Parent Termination Fee as directed by the Company by wire transfer of same day funds within ten (10) Business Days after such termination.

(c) In no event shall this Section 9.2 (i) require the Company to pay an aggregate amount in excess of the Company Termination Fee, or (ii) require Parent to pay an aggregate amount in excess of the Parent Termination Fee, in each case except as set forth in Section 9.2(d). In no event shall the Company be required to pay the Company Termination Fee more than once. In no event shall Parent be required to pay the Parent Termination Fee more than once.

(d) If either the Company or Parent fails to pay any amounts due to the other Party under this Section 9.2 on the dates specified, then the defaulting Party, shall pay all costs and expenses (including legal fees and expenses) incurred by such other Party in connection with any action or proceeding (including the filing of any lawsuit) taken by it to collect such unpaid amounts, together with interest thereon on such unpaid amounts at the prime lending rate prevailing at such time, as published in the Wall Street Journal, from the date such amounts were required to be paid until the date actually received by such other Party.

(e) The “Company Termination Fee” shall be an amount in cash equal to $500,000.

(f) The “Parent Termination Fee” shall be an amount in cash equal to $1,000,000.

(g) Each Party acknowledges that the agreements contained in this Section 9.2 are an integral part of the Transactions and that the Company Termination Fee and Parent Termination Fee are not a penalty, but rather are liquidated damages in a reasonable amount that will compensate Parent and Merger Sub in the circumstances in which the Company Termination Fee is payable by the Company or the Company in circumstances in which the Parent Termination Fee is payable by Parent, in each case, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, which amount would otherwise be impossible to calculate with precision.

(h) Subject to Section 10.11, the Equity Commitment Letters or the Limited Guarantees, in the event that Parent or Merger Sub fails to effect the Closing for any reason or no reason or they otherwise breach this Agreement (whether willfully, intentionally, unintentionally or otherwise) or otherwise fail to perform hereunder (whether willfully, intentionally, unintentionally or otherwise), the Company’s right to terminate this Agreement and receive the Parent Termination Fee pursuant to Section 9.2(b) and the guarantee of such obligations pursuant to the Limited Guarantees (subject to their terms, conditions and limitations) shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of the Company or any of its Subsidiaries and all members of the Company Group against (i) Parent, Merger Sub and the Sponsors, (ii) the former, current and future holders of any equity, partnership or limited liability company interest, controlling Persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, shareholders, or assignees of Parent, Merger Sub or any Sponsor, (iii) any lender or prospective lender, lead arranger, arranger, agent or Representative of or to Parent, Merger Sub or any Sponsor, or (iv) any holders or future holders of any equity, stock, partnership or limited liability company interest, controlling Persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, shareholders, assignees of any of the foregoing (clauses (i)−(iv), collectively, the “Parent Group”), for any loss or damage suffered as a result of any breach of any representation, warranty, covenant or agreement (whether willfully, intentionally, unintentionally or otherwise) or failure to perform hereunder (whether willfully, intentionally, unintentionally or otherwise) or other failure of the Merger or the other Transactions to be consummated (whether willfully, intentionally, unintentionally or otherwise). For the avoidance of doubt, neither Parent nor any other member of the Parent Group shall have any liability for monetary damages of any kind or nature or arising in any circumstance in connection with this Agreement or any of the Transactions (including the Equity Commitment Letters and the Limited Guarantees) other than the payment of the Parent Termination Fee pursuant to Section 9.2(b) and in no event shall the Company or any of its Subsidiaries, the direct or indirect shareholders of the Company or any of its Subsidiaries, or any of their respective Affiliates, Representatives, members, managers, or partners of the foregoing (collectively, the “Company Group”) seek, or permit to be sought, on behalf of any member of the Company Group, any monetary damages from any member of the Parent Group in connection with this Agreement or any of the Transactions (including the Equity Commitment Letters and the Limited Guarantees), other than (without duplication) from Parent or Merger Sub to the extent provided in Section 9.2(b) or the Sponsor or Founder Entity to the extent provided in the Limited Guarantees. Notwithstanding anything to the contrary herein and for the avoidance of doubt, none of the foregoing in this paragraph shall in any way restrict the Company’s right to equitable relief pursuant to Section 10.11.

(i) Subject to Section 10.11, Parent’s right to terminate this Agreement and receive the Company Termination Fee pursuant to Section 9.2(b) shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of any member of the Parent Group against any member of the Company Group for any loss or damage suffered as a result of any breach of any representation, warranty, covenant or agreement (whether willfully, intentionally, unintentionally or otherwise) or failure to perform hereunder (whether willfully, intentionally, unintentionally or otherwise) or other failure of the Merger to be consummated (whether willfully, intentionally, unintentionally or otherwise). Neither the Company nor any other member of the Company Group shall have any liability for monetary damages of any kind or nature or arising in any circumstance in connection with this Agreement or any of the Transactions other than the payment by the Company of the Company Termination Fee pursuant to Section 9.2(b) and in no event shall any of Parent, Merger Sub or any other member of the Parent Group seek, or permit to be sought, on behalf of any member of the Parent Group, any monetary damages from any member of the Company Group in connection with this Agreement or any of the Transactions, other than (without duplication) from the Company to the extent provided in Section 9.2(b).

Article X
MISCELLANEOUS

Section 10.1 Amendment and Modification; Waiver.

(a) Subject to applicable Law and except as otherwise provided in this Agreement, this Agreement may be amended, modified and supplemented, whether before or after receipt of the Shareholder Approval, as applicable, by written agreement of the Parties by action taken (i) with respect to Parent and Merger Sub, by or on behalf of their respective sole director, and (ii) with respect to the Company, by the Company Board (acting upon recommendation of the Special Committee); provided, however, that after the approval of the Merger by the shareholders of the Company, no amendment shall be made which by Law requires further approval by such shareholders without obtaining such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.

(b) At any time and from time to time prior to the Effective Time, any Party or Parties may, to the extent legally allowed and except as otherwise set forth herein, (i) extend the time for the performance of any of the obligations or other acts of the other Party or Parties, as applicable, (ii) waive any inaccuracies in the representations and warranties made to such Party or Parties contained herein or in any document delivered pursuant hereto, and (iii) waive compliance with any of the agreements or conditions for the benefit of such Party or Parties contained herein. Any agreement on the part of a Party or Parties to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party or Parties, as applicable. Any delay in exercising any right under this Agreement shall not constitute a waiver of such right.

Section 10.2 No Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive the Effective Time. This Section 10.2 shall not limit any covenant or agreement of the Parties which by its terms contemplates performance after the Effective Time.

Section 10.3 Expenses. All Expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such Expenses.

Section 10.4 Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered in person or upon confirmation of receipt (or, in the case of electronic mail, when no error message is generated) when transmitted by facsimile transmission or by electronic mail or on receipt after dispatch by registered or certified mail, postage prepaid, addressed, or on the next Business Day if transmitted by international overnight courier, in each case to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

if to the Company, to:

Fuling Global Inc.
88 Jintang South Ave., East New District
Wenling, Zhejiang Province
The People’s Republic of China
Attention: Xinfu Hu

Tel: 86-576-86623058
Email: flhuxin@fulingplastics.com.cn

with a copy to (which shall not constitute notice):

King & Wood Mallesons LLP,

Fifth Avenue, 50th Floor,

New York City, NY 10110 United States of America,

Attention: Laura Luo Esq.

Email: Laura.Luo@us.kwm.com

and

if to Parent or Merger Sub, to:

Fuling ParentCo Inc.

c/o Southeast Industrial Zone, Songmen Town

Wenling, Zhejiang Province
Attention: Ms. Jiang
Tel: 86-576-86623098

with copies to (which shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP
30th Floor, China World Office 2
1 Jianguomenwai Avenue
Beijing 100004, People’s Republic of China
Attention: Peter X. Huang, Esq.
Email: Peter.Huang@skadden.com

Section 10.5 Counterparts. This Agreement may be executed manually, electronically by email or by facsimile by the Parties, in any number of counterparts, each of which shall be considered one and the same agreement and shall become effective when a counterpart hereof shall have been signed by each of the Parties and delivered to the other Parties.

Section 10.6 Entire Agreement; Third-Party Beneficiaries.

(a) This Agreement (including the Disclosure Schedule), the Support Agreement, the Limited Guarantees and the Equity Commitment Letters constitute the entire agreement among the Parties with respect to the subject matter hereof and thereof and supersede all other prior agreements and understandings, both written and oral, among the Parties or any of them with respect to the subject matter hereof and thereof.

(b) Except as provided in Section 7.4, this Agreement shall be binding upon and inure solely to the benefit of each Party, and this Agreement (including the Disclosure Schedule) is not intended to confer upon any Person other than the Parties any rights or remedies hereunder.

Section 10.7 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Merger is not affected in any manner adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the Merger are fulfilled to the extent possible.

Section 10.8 Governing Law; Jurisdiction.

(a) This Agreement shall be interpreted, construed and governed by and in accordance with the Laws of the State of New York, without regard to the conflicts of Law principles thereof that would subject such matter to the Laws of another jurisdiction, except that the following matters arising out of or relating to this Agreement shall be interpreted, construed and governed by and in accordance with the Laws of the Cayman Islands in respect of which the Parties hereby irrevocably submit to the nonexclusive jurisdiction of the courts of the Cayman Islands: the Merger, the vesting of the undertaking, property and liabilities of Merger Sub and the Company in the Surviving Entity, the cancellation of the Shares, the rights provided for in Section 238 of the CICL with respect to any Dissenting Shares, the fiduciary or other duties of the Company Board and the directors of Merger Sub and the internal corporate affairs of the Company and Merger Sub.

(b) Subject to the exception for jurisdiction of the courts of the Cayman Islands in Section 10.8(a), any Legal Proceedings arising out of or in any way relating to this Agreement shall be submitted to the Hong Kong International Arbitration Centre (“HKIAC”) and resolved in accordance with the Arbitration Rules of HKIAC in force at the relevant time and as may be amended by this Section 10.8 (the “Rules”). The place of arbitration shall be Hong Kong. The official language of the arbitration shall be English and the tribunal shall consist of three arbitrators (each, an “Arbitrator”). The claimant(s), irrespective of number, shall nominate jointly one Arbitrator; the respondent(s), irrespective of number, shall nominate jointly one Arbitrator; and a third Arbitrator will be nominated jointly by the first two Arbitrators and shall serve as chairman of the arbitration tribunal. In the event the claimant(s) or respondent(s) or the first two Arbitrators shall fail to nominate or agree the joint nomination of an Arbitrator or the third Arbitrator within the time limits specified by the Rules, such Arbitrator shall be appointed promptly by the HKIAC. The arbitration tribunal shall have no authority to award punitive or other punitive−type damages. The award of the arbitration tribunal shall be final and binding upon the disputing Parties. Any party to an award may apply to any court of competent jurisdiction for enforcement of such award and, for purposes of the enforcement of such award, the Parties irrevocably and unconditionally submit to the jurisdiction of any court of competent jurisdiction and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

(c) Notwithstanding the foregoing, the Parties hereby consent to and agree that in addition to any recourse to arbitration as set out in this Section 10.8, any Party may, to the extent permitted under the rules and procedures of the HKIAC, seek an interim injunction or other form of relief from the HKIAC as provided for in its Rules. Such application shall also be governed by, and construed in accordance with, the Laws of the State of New York.

Section 10.9 WAIVER OF JURY TRIAL. EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE MERGER AND OTHER TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.9.

Section 10.10 Assignment. This Agreement shall not be assigned by any of the Parties (whether by operation of Law or otherwise) without the prior written consent of the other Parties, except that Merger Sub may assign, in its sole discretion and without the consent of any other Party, any or all of its rights, interests and obligations hereunder to one or more direct or indirect wholly owned Subsidiaries of Parent. Subject to the preceding sentence, but without relieving any Party of any obligation hereunder, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

Section 10.11 Enforcement; Remedies.

(a) Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.

(b) The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Except as set forth in this Section 10.11, including the limitations set forth in Section 10.11(d), it is agreed that any Party shall be entitled to seek specific performance of the terms and provisions of this Agreement (including the Parties’ obligation to consummate the Merger, subject in each case to the terms and conditions of this Agreement), including to seek an injunction to prevent breaches of this Agreement by the other Parties and, in the case of the Company, to seek an injunction, specific performance or other equitable relief to enforce Parent’s and Merger Sub’s obligations to consummate the Closing or to cause the consummation of the financing contemplated in the Equity Commitment Letters, in addition to any other remedy by law or equity.

(c) Notwithstanding anything herein to the contrary, the Company shall have the right to obtain an injunction, specific performance or other equitable relief to enforce Parent’s and Merger Sub’s obligations to consummate the Merger and the other Transactions only in the event that (i) all of the conditions set forth in Section 8.1 and Section 8.2 (other than those conditions that by their nature are to be satisfied by actions taken at the Closing) have been satisfied or waived and (ii) the Company has irrevocably confirmed by notice to Parent that all conditions set forth in Section 8.3 have been satisfied or that it has waived any unsatisfied conditions set forth in Section 8.3.

(d) The Parties’ right to specific performance is an integral part of the Transactions and each Party hereby waives any objections to the grant of the equitable remedy of specific performance to prevent or restrain breaches of this Agreement by any other Party (including any objection on the basis that there is an adequate remedy at Law or that an award of specific performance is not an appropriate remedy for any reason at Law or equity), and each Party shall be entitled to an injunction or injunctions and to specifically enforce the terms and provisions of this Agreement to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such Party under this Agreement all in accordance with the terms of this Section 10.11. In the event any Party seeks an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, such Party shall not be required to provide any bond or other security in connection with such Order all in accordance with the terms of this Section 10.11.

(e) If, prior to the Outside Date, any Party brings any Legal Proceeding to enforce specifically the performance of the terms and provisions hereof by any other Party, the Outside Date shall automatically be extended by (x) the amount of time during which such Legal Proceeding is pending, plus twenty (20) Business Days or (y) such other time period established by the court of competent jurisdiction presiding over such Legal Proceeding.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

FULING PARENTCO INC.

By	/s/ Guilan Jiang
Name:	Guilan Jiang
Title:	Director

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

FULING MERGERCO INC.

By	/s/ Guilan Jiang
Name:	Guilan Jiang
Title:	Director

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

FULING GLOBAL INC.

By	/s/ Simon He
Name:	Hong (Simon) He
Title:	Director

[Signature Page to Agreement and Plan of Merger]

EXHIBIT A

PLAN OF MERGER

THIS PLAN OF MERGER is made on [•], 2020.

BETWEEN

(1) Fuling MergerCo Inc., an exempted company incorporated under the laws of the Cayman Islands on August 10, 2020, with its registered office situated at the offices of Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, Grand Cayman KY1-9010, Cayman Islands (“Merger Sub”); and

(2) Fuling Global Inc. 富岭环球有限公司, an exempted company incorporated under the laws of the Cayman Islands on May 27, 2011, with its registered office situated at the offices of Vistra (Cayman) Limited, P.O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205, Cayman Islands (the “Company” or the “Surviving Company” and together with Merger Sub, the “Constituent Companies”).

WHEREAS

(a) Merger Sub and the Company have agreed to merge (the “Merger”) on the terms and conditions contained or referred to in an Agreement and Plan of Merger (the “Agreement”) dated as of August 31, 2020 among Fuling ParentCo Inc., Merger Sub and the Company, a copy of which is attached as Appendix I to this Plan of Merger and under the provisions of Part XVI of the Companies Law, Cap 22. (Law 3 of 1961 as consolidated and revised) of the Cayman Islands (the “Companies Law”), pursuant to which Merger Sub will merge with and into the Company and cease to exist, and the Surviving Company will continue as the surviving company in the Merger.

(b) This Plan of Merger is made in accordance with section 233 of the Companies Law.

(c) Terms used in this Plan of Merger and not otherwise defined in this Plan of Merger shall have the meanings given to them in the Agreement.

WITNESSETH

1. CONSTITUENT COMPANIES

Section 1.01 The constituent companies (as defined in the Companies Law) to the Merger are Merger Sub and the Company.

2. NAME OF THE SURVIVING COMPANY

Section 2.01 The surviving company (as defined in the Companies Law) is the Surviving Company and its name shall continue to be Fuling Global Inc 富岭环球有限公司.

3. REGISTERED OFFICE

Section 3.01 The Surviving Company shall have its registered office at [•].

4. AUTHORISED AND ISSUED SHARE CAPITAL

Section 4.01 Immediately prior to the Effective Time (as defined below), the authorised share capital of Merger Sub was US$50,000 divided into 50,000,000 ordinary shares of US$0.001 par value per share, of which one ordinary share has been issued.

Section 4.02 Immediately prior to the Effective Time, the authorised share capital of the Company was US$70,000 divided into 70,000,000 Shares of US$0.001 par value per Share, of which [15,803,763] Shares have been issued and fully paid.

Section 4.03 At the Effective Time, the authorised share capital of the Surviving Company shall be US$50,000 divided into 50,000,000 ordinary shares of US$0.001 par value per share.

Section 4.04 At the Effective Time, and in accordance with the terms and conditions of the Agreement:

(a) Each Share issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares and the Dissenting Shares) shall be cancelled in exchange for the right to receive the Per Share Merger Consideration, being $2.35 in cash per Share without interest.

(b) Each Excluded Share issued and outstanding immediately prior to the Effective Time shall be cancelled and shall cease to exist, without payment of any consideration or distribution therefor.

(c) Each Dissenting Share shall be cancelled and cease to exist, and shall carry no rights other than the right to receive the applicable payments pursuant to the procedure set forth in Section 238 of the Companies Law.

(d) Each share of Merger Sub, US$0.001 par value per share, issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and non-assessable ordinary share of the Surviving Company and shall constitute the only issued and outstanding share capital of the Surviving Company upon the Effective Time.

Section 4.05 At the Effective Time, the rights and restrictions attaching to the ordinary shares of the Surviving Company are set out in the Amended and Restated Memorandum of Association and Articles of Association of the Surviving Company in the form attached as Appendix II to this Plan of Merger.

5. EFFECTIVE TIME

Section 5.01 The Merger shall take effect on [•] (the “Effective Time”).

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6. PROPERTY

Section 6.01 At the Effective Time, the rights, property of every description including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges of each of the Constituent Companies shall immediately vest in the Surviving Company which shall be liable for and subject, in the same manner as the Constituent Companies, to all mortgages, charges, or security interests and all contracts, obligations, claims, debts and liabilities of each of the Constituent Companies.

7. MEMORANDUM OF ASSOCIATION AND ARTICLES OF ASSOCIATION

Section 7.01 The Memorandum of Association and Articles of Association of the Surviving Company shall be amended and restated in the form attached as Appendix II to this Plan of Merger at the Effective Time.

8. DIRECTORS BENEFITS

Section 8.01 There are no amounts or benefits paid or payable to the directors of the Constituent Companies or the Surviving Company consequent upon the Merger becoming effective.

9. DIRECTORS OF THE SURVIVING COMPANY

Section 9.01 The names and addresses of the directors of the Surviving Company are as follows:

NAME	ADDRESS
[●]	[●]

10. SECURED CREDITORS

Section 10.01 (a) Merger Sub has no secured creditors and has not granted any other fixed or floating security interests as at the date of this Plan of Merger; and

(b) [The Company has entered into [a [●] dated [●] in favor of [●]] pursuant to which fixed security interests have been created and the consent of [●] to the Merger has been obtained. The Company has no other secured creditors and has not granted any other fixed or floating security interests as at the date of this Plan of Merger].

11. RIGHT OF TERMINATION AND AMENDMENTS

Section 11.01 This Plan of Merger may be terminated or amended pursuant to the terms and conditions of the Agreement at any time prior to the Effective Time.

12. APPROVAL AND AUTHORISATION

Section 12.01 This Plan of Merger has been approved by the board of directors of each of Merger Sub and the Company pursuant to section 233(3) of the Companies Law.

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Section 12.02 This Plan of Merger has been authorised by the shareholders of each of Merger Sub and the Company pursuant to section 233(6) of the Companies Law.

13. COUNTERPARTS

Section 13.01 This Plan of Merger may be executed by facsimile and in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

14. GOVERNING LAW

Section 14.01 This Plan of Merger shall be governed by and construed in accordance with the Laws of the Cayman Islands.

For and on behalf of Fuling MergerCo Inc.:

[Name]
Director

For and on behalf of Fuling Global Inc. 富岭环球有限公司:

[Name]
Director

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SCHEDULE A

DISCLOSURE SCHEDULE